    As filed with the Securities and Exchange Commission on December 29, 1998
                                                      Registration No. 000-25185
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                 AMENDMENT NO. 1
                                       TO
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             ----------------------


                      MOMENTUM BUSINESS APPLICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             ----------------------

               DELAWARE                                94-3313175
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NUMBER)

                            1301 HARBOR BAY BOULEVARD
                         ALAMEDA, CALIFORNIA 94502-6576
                                 (510) 769-5122
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ----------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
           TO BE REGISTERED                  EACH CLASS IS TO BE REGISTERED
          -------------------                ------------------------------
                 NONE                                      N/A

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                                (Title of class)

================================================================================

                      MOMENTUM BUSINESS APPLICATIONS, INC.
                              CROSS-REFERENCE SHEET
            SHOWING LOCATION IN REGISTRATION STATEMENT OF INFORMATION
                          REQUIRED BY ITEMS ON FORM 10

               ITEM NUMBER AND HEADING                               LOCATION
               -----------------------                               --------
1.     Business.....................................   SUMMARY; RISK FACTORS; REASONS
                                                       FOR THE DISTRIBUTION; BUSINESS;
                                                       SELECTED FINANCIAL DATA;
                                                       MANAGEMENT'S DISCUSSION AND
                                                       ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS; THE
                                                       AGREEMENTS AND THE PURCHASE
                                                       OPTION; FINANCIAL STATEMENTS

2.     Financial Information........................   SUMMARY; RISK FACTORS; REASONS
                                                       FOR THE DISTRIBUTION; BUSINESS;
                                                       SELECTED FINANCIAL DATA;
                                                       MANAGEMENT'S DISCUSSION AND
                                                       ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS; THE
                                                       AGREEMENTS AND THE PURCHASE
                                                       OPTION; FINANCIAL STATEMENTS

3.     Properties...................................   SUMMARY; RISK FACTORS; BUSINESS

4.     Security Ownership of Certain Beneficial
       Owners.......................................   SECURITY OWNERSHIP OF CERTAIN
                                                       BENEFICIAL OWNERS AND
                                                       MANAGEMENT

5.     Directors and Executive Officers.............   MANAGEMENT

6.     Executive Compensation.......................   NOT APPLICABLE

7.     Certain Relationships and Related
       Transactions.................................   SUMMARY; RISK FACTORS; THE
                                                       DISTRIBUTION; REASONS FOR THE
                                                       DISTRIBUTION; BUSINESS;
                                                       MANAGEMENT; SECURITY OWNERSHIP
                                                       OF CERTAIN BENEFICIAL OWNERS AND
                                                       MANAGEMENT; THE AGREEMENTS AND
                                                       THE PURCHASE OPTION; DESCRIPTION
                                                       OF CAPITAL STOCK

8.     Legal Proceedings............................   NOT APPLICABLE

               ITEM NUMBER AND HEADING                               LOCATION
               -----------------------                               --------
9.     Market Price of and Dividends of the
       Registrant's Common Equity and Related
       Stockholder Matters..........................   SUMMARY; RISK FACTORS; SECURITY
                                                       OWNERSHIP OF CERTAIN BENEFICIAL
                                                       OWNERS AND MANAGEMENT;
                                                       DESCRIPTION OF CAPITAL STOCK; THE
                                                       AGREEMENTS AND THE PURCHASE
                                                       OPTION

10.    Recent Sales of Unregistered Securities......   RECENT SALES OF UNREGISTERED
                                                       SECURITIES

11.    Description of Registrant's Securities to be
       Registered...................................   DESCRIPTION OF CAPITAL STOCK

12.    Indemnification of Directors and Officers....   INDEMNIFICATION OF OFFICERS AND
                                                       DIRECTORS

13.    Financial Statements and Supplementary
       Data.........................................   SUMMARY; RISK FACTORS; SELECTED
                                                       FINANCIAL DATA; BUSINESS;
                                                       MANAGEMENT'S DISCUSSION AND
                                                       ANALYSIS OF FINANCIAL CONDITIONS
                                                       AND RESULTS OF OPERATIONS;
                                                       FINANCIAL STATEMENTS; THE
                                                       AGREEMENTS AND THE PURCHASE
                                                       OPTION

14.    Changes in and Disagreements with Accountants
       on Accounting and Financial Disclosure.......   NOT APPLICABLE

15.    Financial Statements and Exhibits............   FINANCIAL STATEMENTS; EXHIBITS

                              INFORMATION STATEMENT

                           RELATING TO THE SPIN-OFF OF

                      MOMENTUM BUSINESS APPLICATIONS, INC.

                              FROM PEOPLESOFT, INC.

        We are sending you this information statement to describe the distribution of shares of the Class A Common Stock of Momentum Business Applications, Inc. to the stockholders of PeopleSoft, Inc. In this distribution, you will receive one share of Momentum Class A Common Stock for each 50 shares of PeopleSoft Common Stock owned by you at the close of business on December 31, 1998. Your shares of Momentum Class A Common Stock will be mailed to you on or about January 15, 1999.

        The distribution will be taxable to you as a dividend. Please read the information set forth under the caption "Federal Income Tax Considerations" herein and consult your tax advisor with respect to the income tax consequences of the distribution to you.

        No PeopleSoft stockholder action is necessary to make the distribution. You do not need to surrender shares of PeopleSoft Common Stock to receive Momentum Class A Common Stock in the distribution. The number of shares of PeopleSoft Common Stock you own will not change as a result of the distribution. The Momentum Class A Common Stock will be included for quotation on the Nasdaq National Market under the symbol "MMTM."

        Momentum was formed by PeopleSoft to develop electronic business, analytic and industry-specific software applications outside of PeopleSoft's traditional cross-industry enterprise resource planning applications. The purpose of the distribution is to separate the risks associated with the development of these new applications from the risks associated with PeopleSoft's traditional core business. In return for a $250 million contribution to Momentum, the grant of certain technology licenses and a commitment to make specified payments on sales of certain products developed by Momentum, PeopleSoft will receive an exclusive option to license any products and technology developed by Momentum and the right, subject to certain conditions, to purchase all of the outstanding shares of Momentum Class A Common Stock.

        This document provides you with detailed information about Momentum and the distribution. We are enthusiastic about this opportunity for Momentum to develop new software application products for commercialization by PeopleSoft. We encourage you to read this document carefully to learn more about Momentum, the distribution and Momentum's future plans.

                                       Sincerely,

                                       David A. Duffield
                                       President and Chief Executive Officer
                                       PeopleSoft, Inc.

December 31, 1998

                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Summary ..................................................................     3
Risk Factors .............................................................     7
The Distribution .........................................................    17
Capitalization ...........................................................    18
Reasons for the Distribution .............................................    19
Business .................................................................    21
Where You Can Find More Information ......................................    26
Management ...............................................................    27
Security Ownership of Certain Beneficial Owners and Management ...........    28
Selected Financial Data ..................................................    29
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...................................................    30
The Agreements and the Purchase Option ...................................    32
Federal Income Tax Considerations ........................................    39
Description of Capital Stock .............................................    42
Indemnification of Directors and Officers ................................    43
Recent Sales of Unregistered Securities ..................................    43
Transfer Agent and Registrar .............................................    44
Index to Financial Statements ............................................   F-1
Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ............   A-1


                              --------------------


        You should rely only on the information contained in this information statement. Momentum has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Momentum is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this information statement is accurate as of the date on the front cover of this information statement only. Momentum's business, financial condition, results of operations and prospects may have changed since that date.

                                     SUMMARY

        This summary highlights selected information contained elsewhere in this information statement. It is not complete and may not contain all of the information that is important to you. To better understand the distribution and Momentum, you should read the entire information statement carefully, including the risk factors and financial statements.

                 WHY THIS INFORMATION STATEMENT WAS SENT TO YOU

        This information statement is being delivered by PeopleSoft, Inc. ("PeopleSoft") to you because you were an owner of PeopleSoft Common Stock on December 31, 1998. This entitles you to receive a distribution of one share of the Class A Common Stock of a new company, Momentum Business Applications, Inc. ("Momentum"), for each 50 shares of PeopleSoft Common Stock owned by you on December 31, 1998. Although no action is required on your part to cause this to happen and you do not have to pay cash or other consideration to receive these shares, the distribution of these shares to you will be taxable as a dividend, so please read carefully the information in this information statement regarding the tax consequences of this transaction.

        This information statement describes the business of Momentum, the relationship between PeopleSoft and Momentum, how this transaction benefits PeopleSoft and its stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of Momentum Class A Common Stock. The Momentum Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MMTM."

                              BUSINESS OF MOMENTUM

        PeopleSoft is a leader in the development, marketing, licensing and support of enterprise client/server business administration software application solutions. PeopleSoft recently formed Momentum to develop and commercialize new software products and technology.

        Momentum plans to develop products and technology based on product plans developed in conjunction with PeopleSoft. Momentum currently expects that these products will include:

        - electronic business applications that will be intuitive, user-focused solutions that enable people to conduct a broad range of business processes and commercial transactions over the Internet or a customer's intranet;

        - analytic applications that will utilize information captured by enterprise on-line transaction processing applications and other information sources to facilitate business decisions; and

        - software applications designed for specific industries -- such as utilities, professional services, financial services, retailing and health care -- that will provide information processing capabilities for business functions required in those industries.

        Momentum anticipates that it will have limited staff and facilities. As a result, Momentum will engage PeopleSoft and/or other firms to perform substantially all of the research and development activities necessary to develop its products. To the extent Momentum engages PeopleSoft to perform research and development efforts in areas PeopleSoft currently does not have expertise, it is expected that PeopleSoft will hire individuals possessing such knowledge to conduct the research and development of Momentum's products. These products will be owned by Momentum, which will then license, sell or grant distribution rights to these products to PeopleSoft and/or others. Momentum may also acquire or invest in complementary companies, products, or technologies or enter into joint ventures or strategic alliances with other companies as a part of its overall strategy to accelerate or enhance product development. In addition, PeopleSoft will perform a variety of administrative activities for Momentum under a separate services arrangement. Please review the information set forth under the caption "Business" for further details about Momentum's business.

                  RELATIONSHIP BETWEEN PEOPLESOFT AND MOMENTUM

FORMATION AND FUNDING

        Prior to the distribution of the Momentum Class A Common Stock to the PeopleSoft stockholders (the "Distribution"), PeopleSoft will contribute $250 million in cash to Momentum to fund product development and operating expenses. This payment will reduce the total amount of cash, cash equivalents, and short-term and long-term investments on PeopleSoft's balance sheet by $250 million. Upon completion of the Distribution, Momentum will cease to be a wholly-owned subsidiary of PeopleSoft, and PeopleSoft's stockholders' equity will be reduced by $250 million. Momentum will have no assets other than the $250 million initially contributed by PeopleSoft and the contract rights described below. PeopleSoft does not currently intend to provide any additional funding to Momentum. However, PeopleSoft has a right of first refusal, but not an obligation, to provide additional funding to Momentum.

STOCK OWNERSHIP AND CORPORATE GOVERNANCE

        Class A and Class B Common Stock. Momentum has two classes of Common Stock, Class A Common Stock and Class B Common Stock. All of the Momentum Class A Common Stock is being distributed to the PeopleSoft stockholders pursuant to this information statement. PeopleSoft owns all of the authorized shares of the Momentum Class B Common Stock. The Momentum Class A Common Stock is subject to the PeopleSoft Purchase Option described below. The Momentum Class B Common Stock is not. Under Momentum's Certificate of Incorporation, Momentum may not, without the consent of PeopleSoft as the sole holder of the Momentum Class B Common Stock, merge, liquidate, transfer or encumber any substantial assets, amend its Certificate of Incorporation to change the PeopleSoft Purchase Option or take certain other actions that could be adverse to PeopleSoft's interests as the sole holder of the Momentum Class B Common Stock.

        Board of Directors. Momentum's Board of Directors will consist of four directors, one selected by the holders of the Momentum Class B Common Stock and three selected by the holders of the Momentum Class A Common Stock. Please review the information set forth under the captions "The Agreements and the Purchase Option -- Purchase Option" and "Description of Capital Stock" for further details about Momentum's capital structure and matters related to corporate governance.

PURCHASE OPTION

        PeopleSoft will have the right to purchase all (but not less than all) of the outstanding Momentum Class A Common Stock (the "Purchase Option") at any time prior to December 31, 2002, subject to extension under certain circumstances. If PeopleSoft exercises its Purchase Option, the exercise price will be equal to the highest amount based on four formulas, but in no event less than $75 million. If PeopleSoft exercises the Purchase Option, PeopleSoft will pay the Purchase Option Exercise Price in cash. The per share purchase price of the Momentum Class A Common Stock will be reduced if Momentum issues additional Momentum Class A Common Stock after the date of this information statement and prior to the date that PeopleSoft exercises the Purchase Option. Please review the information set forth under the caption "The Agreements and the Purchase Option -- Purchase Option" for further details about the Purchase Option.

CONTRACTUAL ARRANGEMENTS

        PeopleSoft and Momentum have entered into a series of agreements -- a Development and License Agreement (the "Development Agreement"), a Marketing and Distribution Agreement (the "Marketing Agreement") and a Services Agreement (the "Services Agreement") -- that set forth:

        -      the permitted uses of the Available Funds (as defined below);

        -      Momentum's rights to use certain technology of PeopleSoft;

        - the development work and other services to be performed for Momentum by PeopleSoft; and

        - PeopleSoft's rights with respect to the products to be developed by Momentum.

        "Available Funds" means the initial $250 million contribution by PeopleSoft to Momentum plus the interest earned on such funds less amounts spent to develop or acquire Momentum Products and related technology and for related administrative expenses. The terms and conditions of the Development Agreement, the Marketing Agreement and the Services Agreement are described in detail under the caption "The Agreements and the Purchase Option" herein.

                          REASONS FOR THE DISTRIBUTION

        PeopleSoft and Momentum believe that an attractive business opportunity exists to develop e-business applications, analytical applications and industry specific software applications. However, the development of these products requires certain technologies and expertise different from those required for the development of PeopleSoft's traditional on-line transaction processing products and consequently entail a higher level of technology and business risk. PeopleSoft believes the risk of hiring the individuals and acquiring or developing the technology necessary to pursue product development in these areas is too high for it to accept on its own. PeopleSoft believes the formation of Momentum and the arrangements between PeopleSoft and Momentum will provide PeopleSoft with an opportunity to pursue these new areas more quickly than would otherwise be possible. PeopleSoft believes the formation of Momentum will benefit PeopleSoft stockholders by:

        - separating this new business, with its own unique market opportunity and risk/reward profile, from PeopleSoft's traditional cross-industry ERP applications;

        - enabling PeopleSoft stockholders to increase or decrease their level of participation in this new business by varying their level of investment in Momentum (by selling or acquiring Momentum shares in the open market); and

        - allowing PeopleSoft's financial results to continue to reflect principally its traditional cross-industry ERP applications business and previously existing industry initiatives.

        Please review the information set forth under the caption "Reasons for the Distribution" for further details about the reasons for the Distribution.

                                THE DISTRIBUTION

        Each PeopleSoft stockholder will receive one share of Momentum Class A Common Stock for every 50 shares of PeopleSoft Common Stock held. As of December 28, 1998, PeopleSoft had 233,805,123 shares of Common Stock outstanding.

        Record Date, Distribution Date. The record date for the date for the Distribution will be the close of business on December 31, 1998. On the record date, PeopleSoft will transfer to a custodian all of the shares of Momentum Class A Common Stock pursuant to an irrevocable custody arrangement. On or about January 15, 1998, the custodian will deliver the shares to Momentum's transfer agent who will then mail them to the PeopleSoft stockholders of record as of the record date.

        No Fractional Shares. No fractional shares of Momentum Class A Common Stock will be distributed. Fractional shares of Momentum Class A Common Stock will be aggregated and sold by Momentum's transfer agent and distribution agent for the Distribution, Boston EquiServe, L.P., to provide cash to holders in lieu of such fractional shares.

        Trading Market. The Momentum Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MMTM."

        All Shares Subject to Purchase Option. All shares of the Momentum Class A Common Stock will be subject to the Purchase Option. PeopleSoft will decide whether to exercise the Purchase Option based on the prevailing circumstances at the time consideration is given to its exercise. Such circumstances include the extent to which Momentum is successful in developing Momentum Products, the level of market acceptance such products initially achieve (as indicated by initial licensing activities under PeopleSoft's License Option), and whether the Momentum Products will fit PeopleSoft's business strategies at the time of such exercise evaluation.

                        FEDERAL INCOME TAX CONSIDERATIONS

        It is expected that the Distribution will be taxable to each PeopleSoft stockholder in the amount of the fair market value of the Momentum Class A Common Stock distributed to such PeopleSoft stockholder. In early 2000, each recipient of distributed Momentum Class A Common Stock will receive an IRS Form 1099-DIV reflecting the fair market value of the Momentum Class A Common Stock distributed. The recipient's initial basis (for income tax purposes) in the distributed Momentum Class A Common Stock will be the fair market value of such shares at the time of the Distribution. Upon the sale or other disposition of the Momentum Class A Common Stock, including the exercise by PeopleSoft of the Purchase Option, a holder of the Momentum Class A Common Stock will have a taxable gain or loss equal to the difference between the value of the consideration received from PeopleSoft in such exercise and such holder's basis in the Momentum Class A Common Stock. The Distribution, any subsequent sale of Momentum Class A Common Stock, and the exercise or expiration of the Purchase Option may have other federal income tax consequences to holders. See "Federal Income Tax Considerations." Each PeopleSoft stockholder is urged to consult his or her own tax advisors with respect to the tax consequences of this transaction.

                                INVESTOR CONTACT

        Momentum and PeopleSoft stockholders with questions about the Distribution should contact Kip Meintzer at PeopleSoft's principal executive offices at 4460 Hacienda Drive, Pleasanton, California 94588; telephone (925) 694-7151.

                                  RISK FACTORS

        You should carefully consider the risks described below when evaluating your ownership of the Momentum Class A Common Stock. The risks and uncertainties described below are not the only ones Momentum faces. Additional risks and uncertainties Momentum is presently not aware of or that it currently considers immaterial may also impair Momentum's business operations.

        If any of the following risks actually occurs, Momentum's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Momentum Class A Common Stock could decline significantly.

        This information statement also contains forward-looking statements. These statements include words such as "may," "will," "expect," "believe," "intend," "anticipate," "estimate" or similar words. These statements are based on Momentum's current beliefs, expectations and assumptions. Momentum's actual results could differ materially from those anticipated in these forward-looking statements due to certain factors, including the risks described below and elsewhere in this information statement. Momentum undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MOMENTUM IS A NEW COMPANY AND EXPECTS TO INCUR SUBSTANTIAL LOSSES

        Momentum is a newly formed company. It faces all of the risks associated with establishing a new business enterprise in the software industry. Momentum will incur substantial losses for several years as it develops its products. Momentum will be able to recover such losses only if its development efforts are successful.

MOMENTUM MAY NOT SUCCESSFULLY SELECT OR DEVELOP PRODUCTS

        Momentum has entered into the Development Agreement with PeopleSoft that requires Momentum to use all the Available Funds in connection with the research and development of products that PeopleSoft proposes and Momentum approves. These products may not be the appropriate products for development. To date, PeopleSoft has relied upon third parties to develop industry-specific software and has obtained these products through licensing arrangements or acquisitions. PeopleSoft, therefore, does not have substantial experience in developing industry-specific products. In addition, neither PeopleSoft nor Momentum have significant familiarity with the evolving markets of e-business and analytic application products. Such inexperience and unfamiliarity may cause PeopleSoft and Momentum to choose inappropriate products for development.

        Even if PeopleSoft and Momentum choose appropriate products for development, Momentum may not be able to successfully manage the development of such products. Developing any of these products involves a number of risks and uncertainties, including:

        o it may be difficult for Momentum (and/or the parties with whom Momentum contracts to perform development work) to assemble a workforce with sufficient domain expertise;

        o evolving customer demands for product functionality may require greater resources than originally anticipated;

        o Momentum may need to develop new technologies to address increased product functionality requirements;

        o development efforts may be complex and such complexities may create a risk that these products will not be technologically feasible; and

        o any products developed may rapidly become obsolete or require substantial resources to stay current.

Any one or all of these factors may prevent Momentum from successfully developing any of these software application products.

        Despite testing by Momentum, primarily through third parties, software programs as complex as those likely to be developed by Momentum are likely to contain a number of undetected errors or "bugs" when they are first introduced. This may result in reduced acceptance of these software products in the marketplace. The effort and expense of developing, testing and maintaining software product lines will increase with the increasing number of possible combinations of: (i) vendor hardware platforms; (ii) operating systems and updated versions; (iii) application software products and updated versions; and
(iv) RDBMS platforms and updated versions. Developing consistent software product performance characteristics across all of these combinations could place a significant strain on Momentum's development resources and software product release schedules.

        Momentum believes it will benefit in the area of undetected errors in choosing to utilize third parties for its development efforts. For example, by contracting with PeopleSoft for its product development, Momentum gains access to testing processes which have been developed and improved over numerous product releases. Momentum does not believe all errors will be detected through testing or other processes, and thus may incur costs to fix these errors after products are released.

        PeopleSoft has granted Momentum a license to use PeopleSoft Technology to develop products under the Development Agreement. However, some or all of the products Momentum may attempt to develop under the Development Agreement may require new technologies, or enhancements or modifications to existing PeopleSoft Technology. Momentum may not be able to acquire or develop the technology necessary to successfully develop its products.

MOMENTUM AND PEOPLESOFT MAY NOT BE ABLE TO MARKET MOMENTUM'S PRODUCTS

        PeopleSoft or Momentum may not be able to successfully market any products developed by Momentum. PeopleSoft may need to develop or expand its marketing capabilities in order to commercially exploit any products it chooses to license from Momentum, and PeopleSoft may be unable or unwilling to undertake such a development or expansion of its marketing capabilities. If PeopleSoft does not choose to license a product developed under the Development Agreement, Momentum will have to identify other ways of commercially exploiting that product as Momentum currently has no marketing capabilities. If Momentum decides to market a product itself or through a third party, PeopleSoft may not approve Momentum's use of Available Funds for marketing the product. Additionally, Momentum may not have sufficient resources to fund any such marketing effort. Even if acceptable marketing resources are available, the products developed by Momentum may be unsuccessful in the market.

MOMENTUM WILL HAVE DIFFICULTY RAISING ADDITIONAL FUNDS

        Prior to the Distribution, PeopleSoft will contribute $250 million in cash to Momentum. PeopleSoft does not currently intend to contribute additional funds to Momentum, although it may do so in the future. Under the Development Agreement, Momentum must use all the Available Funds in connection with the research and development of Momentum Products and for related administrative expenses. Momentum may not have sufficient funds to complete the development of any such products.

        Although Momentum is not prohibited from raising additional capital by any of the arrangements between Momentum and PeopleSoft, PeopleSoft's Purchase Option and its rights as the sole holder of the Momentum Class B Common Stock may make it difficult for Momentum to raise additional capital. For example, PeopleSoft's Purchase Option (and its ability to control certain matters as the sole holder of the Momentum Class B Common Stock) may make it more difficult for a third party to acquire Momentum even if a change of control could benefit Momentum's stockholders by providing them with a premium over the then current market price of their shares. As a result, the market value and liquidity of the Momentum Class A Common Stock may be adversely affected.

        If the Purchase Option expires unexercised, Momentum may have very little cash, few assets and an undeterminable number of products under research and development. Momentum may also have very little internal expertise in product development or marketing. Under these circumstances, third parties might be reluctant to lend money to or to invest in Momentum.

PEOPLESOFT MAY NOT EXERCISE ITS LICENSE OPTION OR PURCHASE OPTION

        PeopleSoft is not obligated to exercise its License Option with respect to any Momentum Product. If PeopleSoft elects not to exercise its License Option with respect to a product, Momentum may be required to find alternative ways to commercialize the product. Momentum may not be able to establish alternative channels to commercialize its products. In addition, the Marketing Agreement prevents Momentum from commercializing any products containing PeopleSoft Technology through designated competitors of PeopleSoft.

        PeopleSoft has sole discretion as to when, if ever, it exercises the Purchase Option, and may choose to do so at a time when the purchase price is as low as possible. If PeopleSoft does not exercise the Purchase Option, the Development Agreement will expire and Momentum may need to seek alternative research and development facilities, either independently or with a third party. Momentum may not be able to obtain access to adequate research and development facilities on a timely basis, on acceptable terms, or at all.

POTENTIAL CONFLICTS OF INTEREST WITH PEOPLESOFT

        DEPENDENCE ON PEOPLESOFT FOR PERSONNEL AND FACILITIES. Momentum expects that it will engage PeopleSoft to perform substantially all of the research and development required under the Development Agreement. Momentum believes that PeopleSoft's current and planned personnel and facilities will be adequate for PeopleSoft to perform such work. However, PeopleSoft is not obligated to perform any research and development for Momentum. In the event PeopleSoft agrees to undertake any research and development projects for Momentum, PeopleSoft will be able to allocate its personnel and facilities among its own or Momentum's projects as it deems appropriate, subject only to its obligation to use diligent efforts under the Development Agreement.

        DEPENDENCE ON PEOPLESOFT TECHNOLOGY. Momentum expects that all of the products it develops will to some extent incorporate PeopleSoft Technology. PeopleSoft has licensed such technology to Momentum. However, if Momentum wants to engage a party other than PeopleSoft to conduct research and development on its behalf, Momentum must obtain PeopleSoft's consent before that party may use the PeopleSoft Technology. In addition, Momentum believes that enhanced functionality will need to be added to PeopleTools(R) in order for Momentum to develop certain of its products. If PeopleSoft chooses not to develop those enhancements itself, Momentum would either have to develop them internally or pay a third party to do so. Any enhancements to PeopleSoft Technology by Momentum or any third party will be owned by PeopleSoft.

        DEPENDENCE ON PEOPLESOFT FOR MARKETING AND DISTRIBUTION PRIOR TO GENERAL AVAILABILITY. Prior to the commercial release of a product, software companies typically allow selected users to use, test and comment upon the product. Such pre-release marketing and distribution is often a critical element in the development and refinement of a software product. Under the Development Agreement, PeopleSoft will control the marketing and distribution of all Momentum Products prior to such products becoming Generally Available. Though the Development Agreement requires that PeopleSoft use commercially reasonable efforts with respect to such marketing and distribution efforts, Momentum and PeopleSoft may disagree about the timing, breadth and intensity of such efforts.

        PEOPLESOFT'S CONTROL OVER DETERMINATION OF GENERAL AVAILABILITY. Under the Marketing Agreement, PeopleSoft is responsible for determining when a Momentum Product is Generally Available. Because PeopleSoft's right to exercise its License Option with respect to a Momentum Product expires 30 days after the product becomes Generally Available, PeopleSoft could delay its determination that the product is Generally Available.

        PEOPLESOFT'S CONTROL OVER LICENSED PRODUCTS. If PeopleSoft exercises its License Option with respect to a Momentum Product, PeopleSoft will receive a perpetual, worldwide, exclusive license to, among other things, market and distribute that product. The right to market and distribute the Momentum Product allows PeopleSoft to control the pricing of the product. PeopleSoft has no minimum royalty obligation or any express obligation with respect to its marketing and distribution effort. As a result, PeopleSoft may have substantial control over the Net Revenues it receives from licensing the Momentum Product, which may impact the Product Payments made by PeopleSoft to Momentum.

        PEOPLESOFT'S APPROVAL IS REQUIRED FOR CERTAIN MOMENTUM CORPORATE ACTIONS. PeopleSoft will own all of the authorized shares of the Momentum Class B Common Stock. Momentum's Certificate of Incorporation prohibits Momentum from taking or allowing any action inconsistent with, or that would in any way adversely affect, PeopleSoft's Purchase Option. Additionally, Momentum will need PeopleSoft's consent to merge, liquidate, transfer or encumber any substantial portion of its assets, or amend its Certificate of Incorporation to change any of the following:

        o      PeopleSoft's Purchase Option;

        o      the authorized capitalization of Momentum; or

        o the portions of Momentum's Certificate of Incorporation governing the Board of Directors.

PeopleSoft's ability to control the matters listed above could adversely affect the trading price and liquidity of the Momentum Class A Common Stock. Also, PeopleSoft may be able to delay or prevent a change of control of Momentum, even if such a change of control would be beneficial to Momentum's stockholders. This could limit the price that certain investors might be willing to pay for the Momentum Class A Common Stock in the future. The special rights given to the holder of the Momentum Class B Common Stock will expire on the same date that the Purchase Option expires.

        THE PURCHASE OPTION EXERCISE PRICE. The price at which PeopleSoft can exercise the Purchase Option was determined by PeopleSoft alone and not through arm's-length negotiations. PeopleSoft considered the following factors in making its determination of the purchase price:

        o      how the Momentum Class A Common Stock will be distributed;

        o      Momentum's planned business;

        o      the terms of the Development Agreement and the Marketing
               Agreement;

        o the advice of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"); and

        o      other factors it deemed appropriate.

Until the Purchase Option expires, the market value of the Momentum Class A Common Stock will be limited by the Purchase Option Exercise Price.

        PRODUCT COMPETITION. PeopleSoft may develop and/or market for its own benefit products that compete directly with products that Momentum develops.

        LEGAL REPRESENTATION. Wilson Sonsini Goodrich & Rosati, Professional Corporation, has acted as legal counsel to both PeopleSoft and Momentum in connection with the transactions described in this information statement.

RELIANCE ON PEOPLESOFT FOR RESEARCH AND DEVELOPMENT

        Momentum expects that substantially all of its research and development will be performed by third party contractors, primarily PeopleSoft. Though PeopleSoft is not obligated to provide research and development services to Momentum, Momentum expects it will do so for so long as the Purchase Option is in effect. However, Momentum believes that if the Purchase Option expires without being exercised that it is unlikely that PeopleSoft will continue to provide research and development services. In such an instance, Momentum would have to either develop its own research and development expertise or identify and contract with other third party developers. Either option is likely to involve substantial expense and to delay Momentum's product development efforts.

MOMENTUM PRODUCTS BASED ON PEOPLESOFT TECHNOLOGY; NO ASSURANCE OF COMPATIBILITY WITH OTHER TECHNOLOGIES OR PRODUCTS

        Momentum expects that the Momentum Products will be designed and built to interface and be compatible with PeopleSoft's technology and products. As a result, Momentum's ability to market the Momentum Products is dependent on market acceptance of PeopleSoft's technologies, products and installed base of customers. If Momentum wishes to develop products based on technologies and/or for products other than PeopleSoft's, Momentum may need to incur substantial development costs to ensure compatibility with such other technologies and/or products. Momentum anticipates that PeopleSoft will not approve the use of Available Funds for this purpose. Even if Momentum is able to fund these development efforts, Momentum may be unable to develop products that are compatible with technologies other than PeopleSoft's technology.

MOMENTUM FACES INTENSE COMPETITION

        The market for business application software is intensely competitive. Momentum believes it will face substantial competition from the large, established providers of enterprise-wide application software as well as from numerous smaller, more specialized software companies. Other than PeopleSoft, SAP AG ("SAP"), Oracle Corporation ("Oracle"), Baan Company N.V. ("Baan") and J.D. Edwards & Company ("J.D. Edwards") are the major providers of enterprise-wide software. Momentum believes that each of these companies has either launched initiatives or has the technical, financial, and marketing capability to launch initiatives to develop products which directly compete with the products Momentum intends to develop. In addition, numerous well-established companies specialize in e-business products, analytic applications or particular industry-specific applications. Almost all of Momentum's competitors have substantially greater financial, technical and marketing resources than those of Momentum. Furthermore, although Momentum believes PeopleSoft does not intend to compete with it, PeopleSoft is free to do so.

        Momentum expects that any products developed by it will be commercialized by other parties, most likely through PeopleSoft. Although PeopleSoft has substantial market share in the enterprise-wide application software market, it does not have a significant presence in the markets for e-business or analytic application products or in any of the markets for which Momentum intends to develop industry-specific application products. As a result, PeopleSoft may not be able to compete successfully with the other large providers of enterprise-wide application software or with the established specialized software companies in these markets. Additionally, if Momentum commercializes its products through third parties, such third parties may not have the financial, technical and marketing resources to compete successfully with Momentum's competitors.

RISKS ASSOCIATED WITH ACQUISITIONS

        As part of its overall strategy to enhance or accelerate its product development efforts, Momentum may acquire or invest in complementary companies, products or technologies or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of Momentum's ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize the financial and strategic position of Momentum through the successful integration of the acquired business, decreases in reported earnings as a result of charges for in-process research and development and amortization of acquired intangible assets, dilution of existing equity holders, difficulty in maintaining controls, procedures and policies, and the impairment of relationships with employees and customers as a result of any integration of new personnel. There can be no assurances that Momentum would be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments or joint ventures, or that such transactions will not have an adverse effect on Momentum's business, financial condition and results of operations. Because of the rights of PeopleSoft set forth in Momentum's Certificate of Incorporation, Momentum cannot effectively make any acquisitions without the prior approval of PeopleSoft.

DISPOSITION OF SHARES BY PRINCIPAL STOCKHOLDER MAY ADVERSELY EFFECT MARKET PRICE OF MOMENTUM CLASS A COMMON STOCK

        Immediately following the Distribution, David A. Duffield, the President and Chief Executive Officer of PeopleSoft, will beneficially own approximately 21% of the outstanding Momentum Class A Common Stock. Because of the potential for conflicts of interest to arise between PeopleSoft and Momentum as a result of Mr. Duffield's role as the President and Chief Executive Officer of PeopleSoft, on one hand, and as the principal stockholder of Momentum, on the other hand, Mr. Duffield has advised Momentum that he intends to gift, sell or otherwise dispose of approximately 16% of the outstanding shares of Momentum Class A Common Stock shortly after the Distribution is completed. The sale of such a large block of the Momentum Class A Common Stock by Mr. Duffield (or any of his donees or transferees) could have a material adverse effect on the trading price of the Momentum Class A Common Stock. Such sales could also make it more difficult for Momentum to sell equity securities or equity-linked securities in the future at a time and price that Momentum deems appropriate.

LIMITATION ON LICENSES TO THIRD PARTIES

        Momentum has granted PeopleSoft an option to obtain a perpetual, exclusive license to market, distribute, sublicense, support and enhance any products that Momentum develops under the Development Agreement. PeopleSoft's option with respect to a particular product expires 30 days after that product becomes Generally Available. Until that time, Momentum may not license such products to any other party. As a result, Momentum may miss opportunities to license the products it develops to third parties for higher royalty rates than those PeopleSoft is obligated to pay. In addition, in the event that PeopleSoft declines to exercise its License Option, the delay in Momentum's ability to identify and enter into a licensing arrangement with a third party may adversely affect the terms Momentum is eventually able to obtain from that third party.

LIMITED INTERNATIONAL CAPABILITY

        Products developed by Momentum may have difficulty achieving broad market penetration outside of North America. In order to commercialize software application products outside of North America, Momentum or its third party licensees may need to create localized versions of these products. Neither Momentum nor its third party licensees may have sufficient resources or funding to create, market and license localized versions of any of the products developed by Momentum.

        In addition to the uncertainties related to commercializing Momentum's products outside of North America, there are certain risks inherent in doing business internationally. These risks include:

        o compliance with regulatory requirements and changes in these requirements;

        o      tariffs and other trade barriers;

        o      unfavorable pricing and price competition;

        o      currency fluctuations;

        o      longer payment cycles in some countries;

        o      difficulties in collecting international accounts receivable;

        o difficulties in enforcing contractual obligations and intellectual property rights;

        o      potentially adverse tax consequences;

        o increased costs associated with maintaining international marketing efforts and offices; and

        o      political instability.

Any one or all of these factors may adversely affect the commercialization of Momentum's products outside of North America.

POTENTIAL INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS; LIMITED PROTECTION OF MOMENTUM'S INTELLECTUAL PROPERTY RIGHTS

        The products Momentum intends to develop may incorporate certain technologies of PeopleSoft and other third parties. While Momentum intends to obtain from third parties permission to use their technologies, Momentum's activities could unintentionally infringe the patents, copyrights or other intellectual property rights of others. Consequently, third parties may assert infringement claims against Momentum with respect to its products. Any such assertion could require Momentum to enter into royalty arrangements or could result in costly litigation.

        Momentum intends to rely on a combination of copyright, trade secret, and patent laws and employee and third party non-disclosure agreements to protect its intellectual property rights, including the features and design aspects of its products. Such measures may not be sufficient to protect its rights, and Momentum's competitors may independently develop technologies that are substantially equivalent to or superior to Momentum's technology. Momentum may from time to time become involved in litigation regarding the scope and validity of its intellectual property rights. Any such litigation, whether or not successful, could result in substantial costs to Momentum and diversion of efforts by Momentum's management.

NO PRIOR TRADING MARKET FOR MOMENTUM CLASS A COMMON STOCK; STOCK PRICE MAY BE VOLATILE

        Prior to the Distribution, there has been no public market for the Momentum Class A Common Stock. The Momentum Class A Common Stock has been approved for quotation on the Nasdaq National Market. Momentum does not know whether investor interest in Momentum will lead to the development of a trading market or, if a trading market develops, how active that trading market will be. Based on the trading patterns of other companies which became publicly traded in similar transactions, Momentum expects that while there may be active trading in its Class A Common Stock initially, within a month or two after the Distribution trading will be quite limited.

        A number of factors may affect the price and liquidity of the Momentum Class A Common Stock, including:

        o actual or anticipated fluctuations in Momentum's operating results;

        o changes in expectations as to Momentum's future financial performance or changes in securities analysts' financial estimates;

        o      the operating and stock price performance of PeopleSoft;

        o the operating and stock price performance of other comparable companies; and

        o changes in investors' estimates of the likelihood, price and timing of the possible exercise by PeopleSoft of its Purchase Option.

        In addition, the Momentum Class A Common Stock may be followed by few, if any, market analysts and there may be few institutions acting as market makers for the Momentum Class A Common Stock. Either of these factors could adversely affect the liquidity and trading price of the Momentum Class A Common Stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many high technology companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the Momentum Class A Common Stock, regardless of Momentum's actual operating performance.

MOMENTUM IS SUBJECT TO ANTI-TAKEOVER PROVISIONS

        Certain provisions of Momentum's Certificate of Incorporation and Bylaws could make it more difficult for a third party to gain control of Momentum, even if a change in control might be beneficial to Momentum's stockholders. This could adversely affect the market price of the Momentum Class A Common Stock. These provisions include:

        o the elimination of the right of stockholders to act by written consent;

        o the elimination of the right of stockholders to call special meetings of the stockholders;

        o      the creation of a staggered Board of Directors;

        o the ability of the Board of Directors to designate and issue Preferred Stock without stockholder consent; and

        o the ability of PeopleSoft to purchase the Momentum Class A Common Stock pursuant to the Purchase Option.

EFFECT OF YEAR 2000 IS UNCERTAIN

        Momentum expects that substantially all of its research and development and administrative activities will be performed by PeopleSoft. Momentum believes that PeopleSoft's internal systems are Year 2000 compliant. To the extent that Momentum purchases its own internal systems or contracts with other parties for such services, it expects to be able to find systems and service providers which are Year 2000 compliant. However, Momentum and PeopleSoft will be relying on a variety of service providers, including telephone companies, utilities and network services providers whose Year 2000 compliance is difficult to ascertain. If any these providers were unable to provide their services to either PeopleSoft or Momentum, Momentum's business could be adversely affected.

                                THE DISTRIBUTION

        The Board of Directors of PeopleSoft has declared a dividend, payable to its stockholders, of one share of Momentum Class A Common Stock for every 50 shares of PeopleSoft Common Stock held on December 31, 1998, the record date for the Distribution. As a result of the Distribution, all of the then outstanding Momentum Class A Common Stock will be distributed to PeopleSoft's stockholders. After the Distribution, PeopleSoft will hold all of the authorized shares of the Momentum Class B Common Stock. See "Description of Capital Stock."

        On December 31, 1998, PeopleSoft will effect the Distribution by delivering all of the Momentum Class A Common Stock to State Street Bank & Trust Company which will hold such shares as custodian for the benefit of the PeopleSoft stockholders of record as of the record date. pursuant to an irrevocable custody arrangement. On or about January 15, 1998, State Street Bank & Trust Company will deliver the shares to Boston Equiserve L.P., Momentum's transfer agent, which will begin mailing the shares to the PeopleSoft stockholders of record as of the record date.

        No fractional shares will be issued as part of the Distribution. The distribution agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregated shares.

        PeopleSoft's stockholders will not be required to pay any cash or other consideration for the Momentum Class A Common Stock received in the Distribution. However, the Distribution of the Momentum Class A Common Stock to PeopleSoft stockholders is a taxable transaction under federal income tax law. See "Federal Income Tax Considerations."

        The general terms and conditions of the Distribution and the arrangements between PeopleSoft and Momentum are set forth in the Development Agreement, the Marketing Agreement, the Services Agreement and the Distribution Agreement. See "The Agreements and the Purchase Option." The Distribution Agreement conditions the Distribution on, among other things, the absence of material adverse changes in the business, financial condition or results of operations of PeopleSoft or Momentum. PeopleSoft will pay the costs and expenses incurred in connection with the Distribution.

                                 CAPITALIZATION

        The following table sets forth the capitalization and certain other balance sheet data of Momentum as of November 10, 1998, as adjusted to give effect to the contribution by PeopleSoft of $250 million to Momentum and the issuance to PeopleSoft of the Momentum Class A Common Stock and Class B Common Stock prior to the Distribution. The data set forth below should be read in conjunction with the Financial Statements and related Notes included elsewhere in this information statement.

                                                                                          AS ADJUSTED AS OF
                                                                                         NOVEMBER 10, 1998(1)
                                                                                         --------------------
Cash ...................................................................................      $250,000,000
                                                                                              ============
Stockholders' equity:

Class A Common Stock, $0.001 par value; 10,000,000 shares authorized;
   4,750,000 shares outstanding as adjusted ............................................      $      4,750

Class B Common Stock, $0.001 par value; 1,000 shares authorized; 1,000 shares
  outstanding as adjusted(2) ...........................................................                 1

Preferred Stock, $0.001 par value, 2,000,000 shares
   authorized, no shares issued and outstanding ........................................                --

Additional paid-in capital .............................................................       249,995,249
                                                                                              ------------
      Total stockholders' equity .......................................................      $250,000,000
                                                                                              ============

-----------

(1) See notes (a), (b) and (c) to Momentum's Pro Forma Balance Sheet on Page F-6 for a description of the pro forma adjustments reflected in the adjusted balances.

(2) All shares of Class B Common Stock, as adjusted, are held by PeopleSoft.

                          REASONS FOR THE DISTRIBUTION

        PeopleSoft's management regularly discusses the current state of the software industry and where future demand will be focused. Based on these discussions, PeopleSoft believes that an attractive business opportunity exists to develop e-business applications, analytic applications, and industry-specific software applications. These market opportunities provide PeopleSoft with potential growth and profitability opportunities to complement its existing market presence in enterprise applications. However, the development of these products requires new and different technologies and expertise, and consequently, entails a higher level of technology and business risk to PeopleSoft than that of its traditional on-line transaction processing products. The development of analytic applications and e-business products may require the use of technology unlike that utilized in PeopleSoft's current development activities. PeopleSoft believes the potential risk of hiring individuals and acquiring or developing technology to allow for adequate research and development in these areas is too high for it to accept on its own.

        PeopleSoft believes the formation of Momentum to develop products in these areas, and the arrangements between PeopleSoft and Momentum, will provide PeopleSoft with an opportunity to pursue, more quickly than would otherwise be possible, these new businesses. PeopleSoft believes that the arrangement with Momentum will benefit PeopleSoft stockholders by:

- separating this new business, with its own unique market opportunity and risk/reward profile, from PeopleSoft's traditional cross-industry ERP applications;

- enabling PeopleSoft stockholders to increase or decrease their level of participation in this new business by varying their level of investment in Momentum (by selling or acquiring Momentum shares in the open market); and

- allowing PeopleSoft's financial results to continue to reflect principally its traditional cross-industry ERP applications business and previously existing industry initiatives.

        After reviewing PeopleSoft's goals and objectives and considering other possible methods of enhancing the growth of its product commercialization business, PeopleSoft's management and Board of Directors believe enhancing this business through the formation of Momentum and the Distribution will benefit the PeopleSoft stockholders. PeopleSoft's Board of Directors approved the formation of Momentum and the Distribution based on information provided by PeopleSoft's management and its financial advisor Merrill Lynch. See "Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated" attached as Exhibit A to this information statement.

        PeopleSoft will pay Merrill Lynch a fee of $2.5 million for its services in connection with the Distribution. The receipt of the fee is contingent upon the consummation of the Distribution. Merrill Lynch will also be reimbursed for expenses that it has incurred or will incur in rendering its services. PeopleSoft has agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its services as financial advisor. Merrill Lynch has from time to time performed various investment banking and financial advisory services for PeopleSoft.

        Merrill Lynch, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. PeopleSoft selected Merrill Lynch as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Distribution.

        Although Merrill Lynch participated in certain of the discussions regarding the Distribution, the terms of the Distribution were determined by PeopleSoft's Board of Directors.

        PeopleSoft will account for the Distribution as follows. At the time of the contribution of the Available Funds, PeopleSoft will record an investment in Momentum of $250 million. At the time PeopleSoft transfers the Momentum Class A Common Stock to the custodian, PeopleSoft will account for the fair market value of the shares distributed as a dividend and will expense the difference between the book value of its Momentum investment and the fair market value of the shares of Momentum Class A Common Stock. The fair market value of the shares of Momentum Class A Common Stock will be based on the average of the high and low trading price on the date the Momentum Class A Common Stock is distributed to PeopleSoft's stockholders or if such date is not a trading day, on the first trading day thereafter. PeopleSoft will not consolidate Momentum's financial statements subsequent to distributing the Momentum Class A Common Stock to its stockholders.

                                           BUSINESS

BACKGROUND

        PeopleSoft established Momentum to select and develop certain e-business products, analytic applications and industry-specific application products. Prior to the Distribution, PeopleSoft will contribute $250 million to Momentum so that Momentum will have financial resources to pursue the development of these products. In addition, PeopleSoft and Momentum have entered into a series of agreements relating to various matters including:

        -      the permitted uses of the Available Funds;

        -      Momentum's right to use PeopleSoft Technology;

        - development work and other services which may be performed by PeopleSoft; and

        - PeopleSoft's rights with respect to the products to be developed by Momentum.

        Under the Development Agreement, Momentum may use the Available Funds only to develop those products which PeopleSoft proposes and which Momentum accepts for development. PeopleSoft and Momentum will jointly agree on the work plans and cost estimates for such products. PeopleSoft has granted to Momentum the right to use PeopleSoft Technology to develop such products. Because Momentum is expected to have limited staff and facilities, Momentum anticipates engaging PeopleSoft to perform substantially all of the research and development activity related to such products. However, Momentum could engage third parties to perform such efforts, perform them itself or acquire other technologies or companies. To the extent Momentum engages PeopleSoft to perform research and development efforts in areas PeopleSoft currently does not have expertise, it is expected that PeopleSoft will hire individuals possessing the required knowledge. Momentum currently has no plans to develop products other than those pursuant to the Development Agreement.

        Momentum expects that initially its only revenue will come from investment income derived from the Available Funds and that it will incur substantial losses as it expends funds pursuant to the Development Agreement. Momentum believes it eventually will derive revenue from the commercialization of the products it develops, most likely through PeopleSoft. However, Momentum has made no forecasts as to when, if at all, it will be profitable or when, if at all, meaningful revenues will be generated through this activity.

PEOPLESOFT TECHNOLOGY OVERVIEW

        PeopleSoft developed PeopleTools(R), its rapid application development environment and architecture, specifically for developing enterprise resource planning ("ERP") application products. ERP applications are applications that collect, summarize and store transaction data for historical record keeping purposes across many functional areas of a company. Software developers use PeopleTools(R) to, among other things, build and modify data tables, design and customize user interface windows and develop varying security level functionality. Since the introduction of PeopleTools(R) in 1988, PeopleSoft has invested and continues to invest considerable funds and resources in the ongoing enhancement and updating of this development environment. Using this proprietary development environment, PeopleSoft has developed a comprehensive suite of cross-industry administrative on-line transaction processing

("OLTP") applications. OLTP applications are a subset of ERP applications focused on data specific to one business function within a company. PeopleSoft's suite of OLTP products includes applications in human resource management, financials, distribution, manufacturing, and supply chain optimization.

        PeopleSoft has granted Momentum a license to use PeopleTools(R) and certain other technology to develop products under the Development Agreement. Momentum believes that to develop industry-specific applications, PeopleSoft or Momentum may need to develop or acquire enhanced functionality for PeopleTools(R). In addition, Momentum may need to develop, acquire or license additional development technologies to develop its e-business and analytic applications. The Development Agreement allows Momentum to obtain, either through development, acquisition or licensing, the rights to development tools as deemed necessary to complete the products selected.

THE MOMENTUM PRODUCTS

        "Momentum Products" are products recommended by PeopleSoft and accepted by Momentum for research and development under the Development Agreement. Momentum currently intends to develop the following types of Momentum Products:

        e-business Products. Momentum currently plans to build e-business applications that will be intuitive, user-focused solutions that enable people to conduct a broad range of business processes and commercial transactions over the Internet or a customer's intranet. These e-business applications will include a new extended-enterprise class of applications that integrate content from a customer's intranet, third party information and service providers and PeopleSoft's traditional cross-industry ERP applications.

        Analytic Application Products. PeopleSoft's OLTP products have traditionally focused on helping companies improve the efficiency of business processes. In contrast, analytic application products are focused on turning stored data (created primarily by OLTP applications) into business intelligence that can be used by companies to improve operating effectiveness. Momentum currently plans to develop analytic application products that will deliver data warehouse capabilities while allowing for integration and reconciliation to the general ledger, billing, and time and labor systems. These analytic application products are intended to enable rapid analysis and decision making while lowering the risk of inconsistent data within an organization.

        Industry-Specific Application Products. Momentum plans to develop a series of products to address the software application needs of certain industries. The initial target markets include utilities, professional services, financial services, retailing and healthcare. The Momentum Products will be designed to provide information processing capabilities for business functions critical to each specific industry. Such industry-specific application products typically support the core operating areas of a company.

        Under the License Option, PeopleSoft has the right to obtain a perpetual, exclusive license to market, distribute, sublicense, support and enhance any product developed by Momentum pursuant to the Development Agreement. This right expires 30 days after a product becomes Generally Available. The determination of whether a product is Generally Available will be made by PeopleSoft based upon the test procedures it uses for its own products. If PeopleSoft exercises its rights under the License Option for a product, it will pay Momentum a royalty on sales of that product in accordance with a formula contained in the License Option. PeopleSoft will also then be responsible for all upgrades, bug fixes and customer support related to the product. If PeopleSoft does not exercise its rights under the License Option,

Momentum may commercialize the product itself or through arrangements with third parties that are not designated competitors of PeopleSoft.

        In the event Momentum successfully commercializes a product, any revenue it receives from such commercialization will not be considered Available Funds. Momentum will be free to use such revenue for any purpose, including additional product development. PeopleSoft will have no rights with respect to any products Momentum develops using funds other than Available Funds.

DEVELOPMENT CYCLE

        Scope and Design: Based on input from sales personnel, customers, business partners and industry analysts, PeopleSoft will identify and prioritize product opportunities and present such opportunities to Momentum. For each product opportunity, high level business requirements will be defined and documented. This initial product scope will be reviewed and discussed with internal and external business process functional experts in an iterative review process to confirm a product's conceptual framework. Once the initial product scope is defined, the individual product features will be identified and prioritized. In addition, new technologies that would be required to build and deploy the product will be identified. For each product feature or new technology, a written summary of its business requirements will be prepared and reviewed with appropriate development personnel. Based on this review, product strategy and development personnel will reach an initial agreement on the product's content and priorities for the initial release. Functional and technical designs will be developed for each planned feature. Design reviews will be held with teams comprised of product strategy, release testing, documentation, sample data and training personnel. During the design review process, this group will ensure not only that the functional requirements are complete but also that the technical design meets the business needs

        Develop and Port: In developing a new product, the development team will code and unit test every feature in the products to ensure that the product created complies with the functional and technical requirements. These tasks will be conducted using a reference development platform, and the functionality will be designed to provide global capabilities based on requirements from a proxy set of countries around the world. All development issues will be identified and addressed. At the same time, system test requirements and procedures will be developed. Test strategies, product test plans, feature test requirements and test procedures will be completed. During the development and port phase, documentation and curriculum development personnel will work closely with the developers to design documentation and training courses. Upon substantial completion of development, the developed product will be ported to support multiple hardware, database and operating system platforms, and release platforms will be certified.

        Test and Release: The product will be delivered to a select group of Pre-General Availability customers for limited use. Pre-General Availability customers will provide feedback on the features and functions as well as ease of use. Issues identified during this phase generally will be resolved prior to the product being released as Generally Available. In addition, the combined product features will then be system tested on the primary development platform. These tests will validate that the product and its features perform according to the specified business and functional requirements. All test failures will be logged, reviewed and addressed. Release test requirements, plans and processes will then be developed and finalized. During this phase, the product will be tested to validate that it is operational on all supported platforms. The product will be tested for (i) ease of use, (ii) ease of installation, (iii) ease of upgrade, (iv) volume and (v) performance. All incidents reported during release test will be logged, reviewed and addressed. Once the product has met system and release test exit criteria, all sample data and documentation will be finalized and incorporated into the master production product. Final validation and acceptance tests will then be performed.

POTENTIAL RESEARCH AND DEVELOPMENT EXPENDITURES

        Momentum believes there are numerous possible products which could be developed in each of the three areas described under the caption "Business--The Momentum Products" above, but neither it nor PeopleSoft has made any decisions on which specific products to develop. Following contribution of the Available Funds, Momentum and PeopleSoft will agree on the initial prioritization of the products to be developed, and allocate the Available Funds accordingly. The Available Funds are expected to be expended under the Development Agreement over a period of three to four years. This estimate is based on PeopleSoft's experience in developing software products of comparable scope, the number of projects that are deemed manageable at any given time and the availability of engineers with the requisite expertise.

        Development of each industry specific application is expected to require a team leader and 10 fully dedicated personnel for approximately 18 to 24 months to reach General Availability. Development of products in the e-business area is expected to take at least the same amount of time as industry specific application development, but may require more time or larger teams. In contrast, development of analytic applications should be quicker than industry specific application development. Momentum expects that in the first six months after the contribution of the Available funds it will commence the development of approximately 8 to 10 projects, and will start an additional set of projects in the subsequent six-month period. As the first set of projects is completed, additional projects will commence. The time frame to begin development efforts will be primarily dependent on identifying and obtaining the proper technical personnel once the projects are selected for development. Momentum estimates that the maximum number of projects it will initiate in the first year is 25.

        These development efforts are currently estimated to require $40-$60 million for scope and design, $150-$175 million for develop and port and $30-$50 million for test and release, although these estimates may change over time as PeopleSoft and Momentum select and develop products. Because of the rapidly changing dynamics of the computer software industry, products currently forecasted to be undertaken by Momentum may be reprioritized as the product areas develop. In addition, factors outside of Momentum's control, such as customer functionality demands, competitor product offerings, and hardware platforms, could alter the timing and amount of estimated expenditures and the number of completed projects.

FACILITIES AND PERSONNEL

        Momentum is not expected to hire a significant number of employees or to acquire significant property or assets. However, in order to develop products under the Development Agreement, Momentum will have to make decisions on how to obtain adequate resources for its development efforts. Momentum currently expects that it will contract with PeopleSoft to provide engineering personnel and facilities to perform the development work. Momentum has the right to perform this work directly or seek other third party providers. Momentum is expected to use a substantial portion of the Available Funds to compensate PeopleSoft for the research and development of Momentum Products. In addition, pursuant to the Services Agreement, PeopleSoft will provide Momentum with general administrative support services and office space for its corporate headquarters. If PeopleSoft does not exercise the Purchase Option, Momentum expects that the Services Agreement will not be renewed and that it will need to find alternate suppliers of administrative services and office space.

COMPETITION

        The market for business application software is intensely competitive. Momentum believes it will face substantial competition from the large, established providers of enterprise-wide application software as well as from numerous smaller, more specialized software companies. Other than PeopleSoft, SAP, Oracle, Baan and J.D. Edwards are the major providers of enterprise-wide software. Momentum believes that each of these companies has either launched initiatives or has the technical, financial, and marketing capability to launch initiatives to develop products which directly compete with the products Momentum intends to develop. In addition, numerous well-established companies specialize in e-business products, analytic applications or particular industry-specific applications. Almost all of Momentum's competitors have substantially greater financial, technical and marketing resources than those of Momentum. Furthermore, although Momentum believes PeopleSoft does not intend to compete with it, PeopleSoft is free to do so.

        Momentum expects that any products developed by it will be commercialized by other parties, most likely through PeopleSoft. Although PeopleSoft has substantial market share in the enterprise-wide application software market, it does not have a significant presence in the markets for e-business or analytic application products or in any of the markets for which Momentum intends to develop industry-specific application products. As a result, PeopleSoft may not be able to compete successfully with the other large providers of enterprise-wide application software or with the established specialized software companies in these markets. Additionally, if Momentum commercializes its products through third parties, such third parties may not have the financial, technical and marketing resources to compete successfully with Momentum's competitors.

PATENTS; INTELLECTUAL PROPERTY

        The products Momentum intends to develop may incorporate certain technologies of PeopleSoft and other third parties. While Momentum intends to obtain from third parties permission to use their technologies, Momentum's activities could unintentionally infringe the patents, copyrights or other intellectual property rights of others. Consequently, third parties may assert infringement claims against Momentum with respect to its products. Any such assertion could require Momentum to enter into royalty arrangements or could result in costly litigation.

        Momentum intends to rely on a combination of copyright, trade secret, and patent laws and employee and third party non-disclosure agreements to protect its intellectual property rights, including the features and design aspects of its products. Such measures may not be sufficient to protect its rights, and Momentum's competitors may independently develop technologies that are substantially equivalent to or superior to Momentum's technology. Momentum may from time to time be involved in litigation regarding the scope and validity of its intellectual property rights. Any such litigation, whether or not successful, could result in substantial costs to Momentum and diversion of efforts by Momentum's management.

                       WHERE YOU CAN FIND MORE INFORMATION

        As a result of the Distribution, the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires Momentum to file annual, quarterly and other reports with the Securities and Exchange Commission. Momentum intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

        Momentum filed with the Securities and Exchange Commission a Registration Statement, which includes certain exhibits (the "Registration Statement"), under the Exchange Act, for the securities issued pursuant to this information statement. This information statement contains general information about the contents of contracts and other documents filed as exhibits to the Registration Statement. However, this information statement does not contain all of the information set forth in the Registration Statement and the exhibits filed with the Registration Statement. You should read the Registration Statement and the exhibits for further information about Momentum and the Distribution.

        You may read and copy the Registration Statement and other materials that Momentum files with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission's Public Reference Section. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The Securities and Exchange Commission filings of Momentum are also available to the public on the Securities and Exchange Commission Internet site (http://www.sec.gov).

                                   MANAGEMENT

        The following table sets forth information about Momentum's executive officer and director as of November 16, 1998:

            NAME                    AGE   POSITION
            ----                    ---   --------
            Aneel Bhusri.........   32    President, Chief Financial Officer,
                                          Secretary and Director

        Aneel Bhusri has been Momentum's President, Chief Financial Officer, Secretary and sole director since Momentum's formation in November 1998. Mr. Bhusri joined PeopleSoft in August 1993 as Director of Strategic Planning. In April of 1995, he was appointed Vice President of Product Strategy. In November of 1995, Mr. Bhusri was appointed Senior Vice President of Product Strategy. In April 1997, he was appointed Senior Vice President of Product Strategy, Business Development and Marketing. Prior to joining PeopleSoft, Mr. Bhusri was an associate at Norwest Venture Capital from June 1992 to March 1993. From 1988 to 1991 he was a financial analyst in Morgan Stanley's Corporate Finance Department. Mr. Bhusri holds a B.Sc. in Electrical Engineering and a B.A. in Economics from Brown University, and an M.B.A. from Stanford University.

        Momentum expects that prior to the Distribution, Mr. Bhusri will appoint an individual who is unaffiliated with PeopleSoft and has experience in the software industry to replace Mr. Bhusri as the sole officer of Momentum. The new President will then propose two additional persons unaffiliated with PeopleSoft and with experience in the software industry, finance or accounting to fill the remaining two vacancies on the Board of Directors. Holders of Momentum Class A Common Stock will not have elected any of the initial members of Momentum's Board of Directors. Because the representatives of the Momentum Class A Common Stock serve staggered three-year terms, the holders of Momentum Class A Common Stock will be able to vote on only one representative at each annual meeting of stockholders.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

        Immediately prior to the Distribution, all of the outstanding shares of Momentum Class A Common Stock will be held by PeopleSoft. The following tables sets forth the projected beneficial ownership of Momentum Class A Common Stock following the Distribution by (i) the director and executive officer of Momentum and (ii) any stockholder that will beneficially own more than 5% of the outstanding shares of the Momentum Class A Common Stock.


                                                               MOMENTUM CLASS A
                                                           COMMON STOCK PROJECTED TO
                                                             BE BENEFICIALLY OWNED
                                                          ---------------------------
                                                                           PERCENT OF
NAME                                                      NUMBER (1)(2)      CLASS
----                                                      ------------     ----------
Director and Executive Officer
Aneel Bhusri............................................      1,066            *

Others
David A. Duffield (3)...................................     977,834          21%
     c/o PeopleSoft, Inc.
     4460 Hacienda Drive
     Pleasanton, CA 94588

------------------

     * Less than 1%

(1) Except as otherwise noted, reflects, in each case, the number of shares of PeopleSoft Common Stock beneficially owned as of December 28, 1998, divided by 50. In addition to shares held in the individual's sole name, this column includes shares held by the spouse and other members of the named person's immediate household who share that household with the named person, and shares held in family trusts.

(2) In calculating the number of shares of Momentum Class A Common Stock projected to be owned by the individuals listed above, the calculation has been accomplished by treating each category of ownership, direct, book entry, street name and trust account separately and dividing each by 50, eliminating each set of fractional shares.

(3) Mr. Duffield has informed Momentum that he plans to reduce his percentage ownership in the Momentum Class A Common Stock shortly after the Distribution from approximately 21% of the outstanding shares to below 5% of the outstanding shares through the sale or other disposition of approximately 16% of the outstanding shares.

                             SELECTED FINANCIAL DATA


BALANCE SHEET DATA:

                                                                                AS OF NOVEMBER 10,
                                                                                     1998(1)
                                                                                     -------
Cash..........................................................................       $ 1,000
Stockholders' equity..........................................................       $ 1,000

----------------------

(1) Momentum was incorporated in November 1998. PeopleSoft contributed $1,000 in November 1998 in exchange for 1,000 shares of Momentum Common Stock. Momentum currently does not have any operations and will not have any operations prior to the Distribution.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

        Momentum was formed on November 9, 1998. PeopleSoft will contribute a total of $250 million in cash to Momentum prior to the Distribution. PeopleSoft's contribution (together with interest earned thereon) is expected to fund research and development activities for approximately three to four years. Momentum's funds are expected to be used primarily to fund activities to be conducted under the Development Agreement with PeopleSoft. Momentum expects to engage PeopleSoft or other third parties to perform the development activities on Momentum's behalf. Momentum is not expected to require significant facilities or capital equipment of its own during the term of the Development Agreement.

        Momentum's development activities are expected to focus on e-business products, analytic application products, and industry specific applications. PeopleSoft will propose various products to Momentum from which Momentum will select certain products to develop. Momentum believes there are numerous possible products which could be developed in each of the three areas which collectively could require more than the Available Funds to develop fully. Thus, Momentum will be required to evaluate and select which product ideas to develop. Based on PeopleSoft's experience in developing software products of comparable scope, and the number of projects that are believed to be manageable at any given time, and assuming availability of engineers with relevant expertise, the Available Funds are expected to be expended in approximately three to four years.

        In addition to the Available Funds, Momentum may generate additional funds through successfully licensing its products to PeopleSoft or other parties. These funds would not be considered Available Funds and thus their use by Momentum would not be restricted by PeopleSoft. Momentum may also obtain additional financing through either debt or equity financing, as long as the terms of such financings do not alter PeopleSoft's rights as a Class B Common Stock holder. Funds raised through such financings would not be considered Available Funds and thus their use by Momentum would not be restricted by PeopleSoft.

        There can be no assurances, particularly given the existence of the Development Agreement, the Marketing Agreement and the Services Agreement, that Momentum will be able to raise any additional capital. Such additional capital, if raised, would most likely reduce the per share proceeds available to holders of the Momentum Class A Common Stock if the Purchase Option were to be exercised by PeopleSoft. See "The Agreements and the Purchase Option--Purchase Option."

OPERATIONS

        Prior to the Distribution, Momentum will not have conducted any operations. After the Distribution, Momentum's operations will be conducted largely pursuant to the Development Agreement, the Marketing Agreement and the Services Agreement. See "The Agreements and the Purchase Option."

        In its early years, Momentum's revenues are expected to consist solely of investment income. In later years, Momentum may derive license revenues from commercialization of Momentum Products, most likely by PeopleSoft. However, Momentum is not expected to earn substantial revenues unless the Momentum Products are successfully commercialized.

        Momentum's expenses will be incurred primarily under the Development Agreement and the Services Agreement. If Momentum engages PeopleSoft to perform research and development work, PeopleSoft will charge Momentum 110% of its fully-burdened cost of performing such activities. Fully burdened costs include salary, benefits and overhead allocations, but do not include certain other costs, such as the human resources costs associated with recruiting development personnel and pre-release testing costs. Based on its internal projections, PeopleSoft believes that these other costs will be approximately 10% of the fully-burdened costs. Momentum will also incur certain direct costs associated with developing Momentum Products. These costs could also include payments to other third parties for development, royalties, or costs associated with acquiring or investing in complementary companies, products or technology.

        Under the Services Agreement, PeopleSoft will provide Momentum certain administrative services including accounting, finance, human resources and legal services. Momentum will pay PeopleSoft a fee of $100,000 per quarter for such services. This fee is based on PeopleSoft's internal projections of the incremental costs it will incur to provide these services. Momentum will also incur direct costs such as professional services, insurance, taxes and regulatory fees.

        As a result of its need to incur substantial development expenses prior to receiving significant revenue, Momentum anticipates that it will incur substantial losses which will likely be recurring.

        Momentum's future cash flow obligations will derive largely from the Development Agreement and the Services Agreement. Momentum is required to expend the Available Funds only to acquire or develop Momentum Products and related technologies and for related administrative expenses. The rate at which Available Funds are expended will derive from work plans and cost estimates approved by Momentum.

YEAR 2000 DISCLOSURE

        Momentum expects that substantially all of its research and development and administrative activities will be performed by PeopleSoft. Momentum believes that PeopleSoft's internal systems are Year 2000 compliant. To the extent that Momentum purchases its own internal systems or contracts with other parties for such services, it expects to be able to find systems and service providers which are Year 2000 compliant. However, Momentum and PeopleSoft will be relying on a variety of service providers, including telephone companies, utilities and network services providers whose Year 2000 compliance is difficult to ascertain. If any these providers were unable to provide their services to either PeopleSoft or Momentum, Momentum's business could be adversely affected.

                     THE AGREEMENTS AND THE PURCHASE OPTION

        Set forth below are summary descriptions of the Development Agreement, the Marketing Agreement and the Services Agreement entered into between Momentum and PeopleSoft. These summaries describe the material terms and conditions of these agreements as well as the rights and obligations of Momentum and PeopleSoft under the agreements. It is important that you take the time to understand these agreements, because they have a direct influence on the development of Momentum's business, Momentum's ability to finance its business, the development of Momentum's products, the cost of product development, how Momentum products may be marketed and other key factors relating to the direction, independence and viability of Momentum. In addition, you are urged to read the complete agreements which were included as exhibits to the Registration Statement of which this information statement is a part. See "Where You Can Find More Information."

DEVELOPMENT AND LICENSE AGREEMENT

        Momentum and PeopleSoft have entered into a Development and License Agreement (the "Development Agreement") for the selection and development of software application products including (i) e-business applications, (ii) analytic applications, and (iii) industry-specific software application products.

        Pursuant to the Development Agreement, the parties have agreed to the following terms:

        PeopleSoft has granted to Momentum a perpetual, worldwide, non-exclusive license to use PeopleSoft Technology solely for internal use purposes connected with the Development Agreement and solely in conjunction with Momentum's development, support, demonstration, testing (and all other related tasks) of the Momentum Products.

        PeopleSoft will propose to Momentum that it develop particular software products and related technologies. If Momentum agrees to develop such products, PeopleSoft and Momentum will agree upon timetables, budgets and specifications for each product. Products recommended by PeopleSoft and approved by Momentum for development are called "Momentum Products."

        Momentum has agreed to use diligent efforts to research and develop Momentum Products in accordance with agreed upon budgets and timetables. Momentum expects that it will undertake research and development by contracting with a third party, as it does not expect to have the staffing or facilities to do such research and development itself. Momentum currently expects that substantially all of the research and development relating to Momentum Products will be performed by PeopleSoft. However, PeopleSoft is not obligated to provide any such services to Momentum, and Momentum may choose to hire other third party providers. If Momentum chooses to engage PeopleSoft, it will pay PeopleSoft one hundred and ten percent (110%) of PeopleSoft's fully burdened costs relating to the research and development provided by PeopleSoft. PeopleSoft will recognize such reimbursement amounts as product development revenues. If a third party is hired to conduct research and development relating to Momentum Products, any agreement between Momentum and such third party must include appropriate provisions for the protection of PeopleSoft Technology and PeopleSoft's rights under the Development Agreement, the Marketing Agreement, and the Services Agreement and as a holder of the Momentum Class B Common Stock.

        Momentum may develop or acquire (through licensing or otherwise) third party software toolsets ("Developed Technology") for the purpose of developing Momentum Products. To the extent Momentum has the right, Momentum will grant PeopleSoft an irrevocable, worldwide, non-exclusive license to use, market, manufacture, reproduce, copy, sublicense, distribute (through PeopleSoft's then current worldwide channel distribution system), create derivative works, enhance and modify the Developed Technology. For a period of ten (10) years from the date the Developed Technology is acquired or first identified as part of the work plan related to the development of a Momentum Product, PeopleSoft will pay a royalty of one percent (1%) of net revenue on products (other than Momentum Products) developed by PeopleSoft using Developed Technology. In order to develop certain products using Developed Technology, PeopleSoft may need to acquire licenses or enter into other arrangements with third parties. For purposes of calculating royalties due to Momentum for the use of Developed Technology in these products, net revenue will be reduced by the amount of license fees or similar payments due to third parties from PeopleSoft with respect to such product.

        PeopleSoft will own all rights with respect to any enhancements made by Momentum to PeopleTools(R) or other software products contributed by PeopleSoft. PeopleSoft will not be obligated to make any royalty or other payments with respect to such technology or enhancements. Momentum will own the Developed Technology and the Momentum Products subject to PeopleSoft's license rights as described in the Development Agreement and the Marketing Agreement.

        Momentum may use the Available Funds only to develop or acquire Momentum Products and related technologies and for related administrative expenses. It is anticipated that Momentum will spend the Available Funds over a period of approximately three to four years. Prior to expenditure, Momentum will be required to invest the Available Funds in high quality marketable securities. Any such investment earnings shall become a part of the Available Funds. Momentum may not encumber, pledge or otherwise take any action with respect to Available Funds that could prevent the full expenditure of such funds under the Development Agreement. Under certain circumstances, PeopleSoft will have the right to require Momentum to make an affirmative pledge of the Available Funds to performance under the Development Agreement. Other than PeopleSoft's rights under the Purchase Option, there are no restrictions on Momentum's use of funds it generates or receives, that are not Available Funds, to conduct its business as it determines.

        The Development Agreement will automatically terminate upon the expiration of the Purchase Option; provided, however, PeopleSoft's obligation to pay royalties on Developed Technology will continue until the expiration of the respective royalty terms. Either party may terminate the Development Agreement if the other party breaches a material obligation thereunder and such breach continues uncured for thirty (30) days after written notice by the terminating party.

        In the event the Development Agreement or the Marketing Agreement is terminated by PeopleSoft in connection with Momentum's breach of a material obligation under the Development Agreement or the Marketing Agreement, PeopleSoft shall be entitled to receive, as liquidated damages, the Available Funds. If PeopleSoft reasonably believes that such liquidated damages are inadequate, then PeopleSoft will be entitled to specific performance of Momentum's obligations under the Development Agreement or the Marketing Agreement in connection with such breach.

MARKETING AND DISTRIBUTION AGREEMENT

        Under the Marketing and Distribution Agreement (the "Marketing Agreement"), Momentum has granted PeopleSoft the exclusive license to market and distribute pre-General Availability versions of each Momentum Product (the "Pre-General Availability License") and an option to obtain a perpetual, worldwide, exclusive license to market, distribute, sublicense, support and enhance any post-General Availability versions of each Momentum Product (the "License Option").

        Under the Pre-General Availability License, PeopleSoft has an exclusive license with respect to each Momentum Product to market and distribute the Momentum Product for the period from which Momentum accepts the relevant product proposal from PeopleSoft until the earlier of: (i) the exercise or expiration of PeopleSoft's License Option with respect to the Momentum Product; or (ii) the expiration of the Purchase Option. PeopleSoft shall pay Momentum royalties of six percent (6%) of Net Revenues (as defined) from the license of each Momentum Product. PeopleSoft has agreed to use commercially reasonable efforts to promptly market each pre-General Availability Momentum Product to a limited group of customers in accordance with PeopleSoft's standard practices.

        Under the License Option, PeopleSoft may obtain a perpetual, worldwide, exclusive license (with the right to sublicense through multiple tiers) to market, distribute, support and enhance each Momentum Product. PeopleSoft may exercise the License Option with respect to any Momentum Product at any time from the date on which Momentum agrees to develop the product until the earlier of: (i) thirty (30) days after the product becomes Generally Available; or (ii) the expiration of the Purchase Option. A Momentum Product will be deemed to be Generally Available upon successful completion of the release testing model which PeopleSoft uses for its own products with the level of functionality originally agreed to by PeopleSoft and Momentum. Upon exercise of the License Option with respect to a Momentum Product (a "Licensed Product"), PeopleSoft will assume full responsibility for any product development, support, training, consulting, bug fixes, modifications and enhancements with respect to such Licensed Product. If PeopleSoft does not exercise the License Option with respect to a Momentum Product, PeopleSoft will retain the right and obligation to support any customers to whom it licensed such Momentum Product pursuant to its Pre-General Availability License. These rights and obligations will survive the termination of the Marketing Agreement.

        PeopleSoft will make Product Payments to Momentum with respect to each Licensed Product equal to the sum of (i) one percent (1%) of Net Revenues plus
(ii) an additional one-tenth of one percent (0.1%) of Net Revenues for each one million dollars ($1,000,000) of Development Costs (as defined) of the Licensed Product that were incurred by Momentum, up to a maximum royalty rate of six percent (6%) of Net Revenues. "Net Revenues" for a particular quarter are end user license fees received by PeopleSoft for licensing or sub-licensing each Licensed Product less the value of bundled services and development expenses incurred by PeopleSoft on such Licensed Product for that quarter. Net Revenues will include all user license fees paid with respect to each Licensed Product, regardless of whether PeopleSoft directly licenses such Licensed Product, or indirectly licenses such Licensed Product through a reseller, distributor, or other third party. Subject to PeopleSoft's Product Payment Buy-Out Option described below, Product Payments will be payable by PeopleSoft to Momentum for ten (10) years after General Availability of the Licensed Product. PeopleSoft will retain all support services and maintenance fees with no royalty-sharing or payment obligation to Momentum. PeopleSoft's royalty obligations will survive the termination of the Marketing Agreement.

        PeopleSoft has the option to buy out Momentum's right to receive Product Payments for any Licensed Product. The Product Payment Buy-Out Option may be exercised for any Licensed Product at any time beginning twelve (12) months after the Licensed Product is declared Generally Available. The buy-out price will be fifteen (15) times the payment made by or due from PeopleSoft to Momentum with respect to licenses of such Licensed Product for the four (4) quarters immediately preceding the quarter in which the Product Payment Buy-Out Option is exercised (payment will be annualized for any such Licensed Product that has not been a Licensed Product for all of each of such four (4) quarters).

        If PeopleSoft does not exercise the License Option with respect to a Momentum Product, Momentum will be free to commercialize that Momentum Product itself or with the assistance of a third party. To the extent that any such Momentum Product contains PeopleSoft Technology, PeopleSoft has granted Momentum a license with respect to PeopleSoft Technology allowing Momentum to enhance, license, use and distribute the product provided that Momentum may not contract with certain entities that PeopleSoft reasonably believes and identifies as competitors of PeopleSoft. This license will survive the termination of the Marketing Agreement.

        During the term of the Marketing Agreement, PeopleSoft will provide quarterly reports to Momentum detailing payments due for such period with respect to the relevant Momentum Product or Licensed Product, as the case may be. Such reports will be due thirty (30) days after the end of each calendar quarter and will indicate the quantity and dollar amount of Net Revenues relating to each Momentum Product or Licensed Product, as the case may be, or other consideration in respect of Net Revenues, during the quarter covered by such report. No more than once in each calendar year upon at least five (5) business days notice and during regular business hours, at Momentum's expense, PeopleSoft is required to make available for inspection by Momentum such records of PeopleSoft as may be necessary to verify the accuracy of reports and payments made under the Marketing Agreement. PeopleSoft must provide similar reports and records with respect to all Developed Technology Products.

        The Marketing Agreement terminates upon the earlier to occur of: (i) the exercise of the Purchase Option by PeopleSoft; or (ii) the end of the thirtieth
(30th) day after the expiration of the Purchase Option. The Marketing Agreement may be terminated by either party in the event that the other party (i) breaches any material obligation under the Marketing Agreement (which breach continues for a period of thirty (30) days after written notice to the defaulting party) or (ii) enters into any proceeding, voluntary or involuntary, in bankruptcy, reorganization or similar arrangement for the benefit of its creditors.

SERVICES AGREEMENT

        Pursuant to the Services Agreement, PeopleSoft will provide Momentum with certain services relating to administration, including accounting, finance, human resources and legal services. Momentum has agreed to pay PeopleSoft a fee of $100,000 per quarter for such services. Momentum will also incur direct costs such as professional services, insurance, taxes and regulatory fees. The Services Agreement remains in force until December 31, 2002 and thereafter is automatically renewed for one-year terms.

DISTRIBUTION AGREEMENT

        Under the Distribution Agreement, PeopleSoft will contribute $250 million in cash to Momentum in exchange for approximately 4,750,000 shares of Momentum Class A Common Stock. PeopleSoft will effect the Distribution by delivering those shares to State Street Bank & Trust Company which will hold them as custodian for the benefit of the PeopleSoft stockholders of record as of the record date. This custody arrangement is irrevocable. On or about January 15, 1999, State Street Bank & Trust Company will deliver the shares to Boston Equiserve L.P., Momentum's transfer agent, which will begin mailing the shares to the PeopleSoft stockholders of record as of the record date. PeopleSoft and Momentum have agreed to indemnify State Street Bank & Trust Company for actions it takes in connection with acting as custodian. In addition, in the event PeopleSoft exercises the Purchase Option, it has agreed to indemnify Momentum's officers and director to the same extent as such persons are entitled to indemnification under Momentum's Certificate of Incorporation.

PURCHASE OPTION

        The Purchase Option is set forth in Momentum's Certificate of Incorporation. Pursuant to the Purchase Option, PeopleSoft has an exclusive, irrevocable option to purchase all, but not less than all, of the issued and outstanding Momentum Class A Common Stock. PeopleSoft may exercise the Purchase

Option by written notice to Momentum at any time during the period beginning immediately after the Distribution until December 31, 2002; provided that such date will be extended for successive six month periods if, as of any June 30 or December 31 beginning with June 30, 2002, Momentum has not paid or accrued expenses for all but $15 million of the Available Funds as of such date. In any event, the Purchase Option will terminate on the sixtieth (60th) day after Momentum provides PeopleSoft with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining. All certificates evidencing Momentum Class A Common Stock will bear a legend indicating that the Momentum Class A Common Stock is subject to the Purchase Option.

        If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of:

        (1) 15 times the sum of (i) the actual worldwide payments made by or due from PeopleSoft to Momentum with respect to all Licensed Products and Developed Technology for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (the "Base Period"); plus (ii) such payments as would have been made during the Base Period by, or due from, PeopleSoft to Momentum if PeopleSoft had not previously exercised its Product Payment Buy-Out Option with respect to any Momentum Product (for purposes of the calculations in (i) and (ii), payments will be annualized for any product that has not been a Licensed Product for all of each of the four calendar quarters in the Base Period);

                minus

                any amounts previously paid to exercise any Product Payment Buy-Out Option for such Momentum Product;

        (2) the fair market value of six hundred thousand (600,000) shares of PeopleSoft Common Stock, adjusted in the event of a stock split or dividend, as of the date PeopleSoft exercises its Purchase Option;

        (3) three hundred million dollars ($300,000,000) plus any additional funds contributed to Momentum by PeopleSoft, less the aggregate of all amounts paid or incurred to develop the Momentum Products or pursuant to the Services Agreement as of the date the Purchase Option is exercised; or

        (4)     seventy-five million dollars ($75,000,000).

        In each case, the amount payable as the Purchase Option Exercise Price will be reduced (but not to less than the total par value of the outstanding Momentum Class A Common Stock) to the extent, if any, that Momentum's liabilities at the time of exercise (other than liabilities under the Development Agreement, the Marketing Agreement and/or the Services Agreement) exceed Momentum's cash and cash equivalents, and short-term and long-term investments (excluding the amount of the Available Funds remaining at such time). For this purpose, liabilities will include, in addition to liabilities required to be reflected on Momentum's financial statements under generally accepted accounting principles, certain contingent liabilities relating to guarantees and similar arrangements.

        If PeopleSoft exercises the Purchase Option, PeopleSoft will pay the Purchase Option Exercise Price in cash. For the purpose of determining the Purchase Option Exercise Price, the fair market value of PeopleSoft Common Stock shall be deemed to be the average of the closing sales price of PeopleSoft

Common Stock on the Nasdaq National Market (or such other securities exchange on which PeopleSoft is then listed) for the twenty (20) trading days ending with the trading day that is two trading days prior to the date of determination. The per share purchase price of Momentum Class A Common Stock will be reduced if Momentum issues additional shares after the Distribution.

        The purpose of having the Purchase Option Exercise Price be determined by reference to one of four formulas is to both provide alternatives for the most favorable return to the holders of the Momentum Class A Common Stock based on the achievement of certain performance criteria by Momentum, on one hand, and to establish a minimum return of $75 million, on the other hand. The first formula is intended to provide a favorable return to the holders of the Momentum Class A Common Stock in the event that Momentum develops highly successful, royalty-paying products. The second formula would benefit the holders of the Momentum Class A Common Stock in the event that the trading price of PeopleSoft's Common Stock were to rise significantly during the period that the Purchase Option is exercisable, due to the performance of Momentum or otherwise. (Based on the closing price of PeopleSoft's Common Stock on December 28, 1998, the market value of 600,000 shares of PeopleSoft Common Stock was $11,662,500.) The third formula was designed to provide a favorable return to the holders of the Momentum Class A Common Stock in the event that PeopleSoft elects to exercise the Purchase Option prior to the time that Momentum successfully commercializes its products. The fourth option represents a minimum return of $75 million to the holders of the Momentum Class A Common Stock. These four alternatives were selected based on PeopleSoft's analysis of the formulas used in comparable transactions by other companies (all of which were in the biotechnology industry), as adjusted to take into consideration the different development cycles and other factors specific to the software products that Momentum proposes to develop. The determination as to whether or not to exercise the Purchase Option is entirely within the discretion of PeopleSoft and the results of the foregoing formulas are not determinable unless and until PeopleSoft elects to exercise the Purchase Option.

        The closing of the acquisition of the Momentum Class A Common Stock pursuant to exercise of the Purchase Option will take place on a date selected by PeopleSoft, but no later than sixty (60) days after the exercise of the Purchase Option unless, in the judgment of PeopleSoft, a later date is required to satisfy any applicable legal requirements or to obtain required consents. Between the time of exercise of the Purchase Option and the time of closing of the acquisition of the Momentum Class A Common Stock, Momentum may not, without PeopleSoft's consent, incur additional debt, dispose of assets, pay or declare any dividends or operate its business other than in the ordinary course.

        At PeopleSoft's election, Momentum may redeem on such closing date the Momentum Class A Common Stock for an aggregate redemption price equal to the final Purchase Option Exercise Price. Any such redemption would be in lieu of PeopleSoft paying the final Purchase Option Exercise price directly to holders of Momentum Class A Common Stock, and would be subject to PeopleSoft providing the final Purchase Option Exercise Price to Momentum to allow Momentum to pay the redemption price.

        In the event that prior to PeopleSoft's exercise of the Purchase Option, the number of outstanding shares of PeopleSoft Common Stock is increased by virtue of a stock split or a dividend payable in PeopleSoft Common Stock or the number of such shares is decreased or changed by virtue of a combination or reclassification of such shares, then the number of shares of PeopleSoft Common Stock used to compute the Purchase Option Exercise Price (if the Purchase Option Exercise Price is the fair market value of 600,000 shares of PeopleSoft Common Stock) shall be increased or decreased, as the case may be, in proportion to such increase or decrease in the number of outstanding shares of PeopleSoft Common Stock.

        Under Momentum's Certificate of Incorporation, Momentum will be prohibited from taking or permitting any action inconsistent with, or which would in any way alter, PeopleSoft's rights under the Purchase Option. Momentum may not, without consent of PeopleSoft as the sole holder of the Momentum Class B Common Stock, merge, liquidate, sell any substantial assets, or amend its Certificate of Incorporation to (i) alter the Purchase Option, (ii) change Momentum's authorized capitalization, or (iii) alter the provisions governing the Board of Directors. To the extent Rule 13e-3 ("Rule 13e-3") under the Exchange Act dealing with going private transactions by certain issuers or their affiliates is applicable at the time of any exercise of the Purchase Option, PeopleSoft and Momentum will comply with their respective obligations under Rule 13e-3, subject to any available exemptions from such obligations.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion sets forth the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to certain material federal income tax considerations under the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the shares of Momentum Class A Common Stock, cash in lieu of fractional shares of Momentum Class A Common Stock, or both shares of Momentum Class A Common Stock and cash distributed to PeopleSoft's stockholders in the Distribution. THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF THE ACQUISITION OF SHARES OF MOMENTUM CLASS A COMMON STOCK BY PURCHASE OR MEANS OTHER THAN THE DISTRIBUTION. In addition, this discussion is intended only to provide general information regarding PeopleSoft stockholders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of PeopleSoft stockholders, e.g., foreign persons, dealers in securities, and stockholders that are exempt from federal income tax. This discussion is based upon the Code, Treasury Regulations (including proposed Treasury Regulations) promulgated thereunder, rulings, official pronouncements and judicial decisions all as in effect on the date hereof and all of which are subject to change or different interpretations by the Internal Revenue Service ("IRS") or the courts, any of which changes or interpretations may have retroactive effect. Wilson Sonsini Goodrich & Rosati, Professional Corporation, has disclaimed any undertaking to advise as to any change in the law that may affect its opinion, including changes that may be made under currently pending legislative proposals, and has expressed no opinion as to the laws of any jurisdictions other than the federal income tax laws of the United States of America. An opinion of counsel does not bind the IRS, which could take a contrary position, but represents only counsel's judgment as to the likely outcome if the issues involved were properly presented to a court of competent jurisdiction. This discussion assumes that the shares of Momentum Class A Common Stock will at all relevant times constitute capital assets of the stockholders. This discussion does not address state, local, or foreign tax considerations. PEOPLESOFT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

TAXABILITY OF THE DISTRIBUTION TO HOLDERS OF PEOPLESOFT COMMON STOCK

        The fair market value of shares of Momentum Class A Common Stock, plus the cash intended to represent the fair market value of a fractional share of Momentum Class A Common Stock (together, the "Taxable Amount"), distributed to a holder of PeopleSoft Common Stock will constitute a dividend taxable as ordinary income in the year of receipt by such holder to the extent that PeopleSoft has current or accumulated "earnings and profits" as of the end of the taxable year in which the Distribution is considered to have been made by PeopleSoft for federal income tax purposes. Because it will have irrevocably transferred the Momentum Class A Shares to a custodian for the benefit of its stockholders in 1998, PeopleSoft intends to treat the fiscal year ended December 31, 1998 as the year in which the Distribution is deemed made by it even though such stockholders will not receive their shares of Momentum Class A Common Stock until 1999. Assuming that there will be a public market for the shares of Momentum Class A Common Stock at the time of the Distribution, the fair market value of a share of Momentum Class A Common Stock to a PeopleSoft stockholder for this purpose is expected to be the average of the high and low trading price on the date of the Distribution or if such date is not a trading day, on the first trading day following the Distribution. If the Taxable Amount exceeds the stockholder's allocable share of PeopleSoft's current and accumulated earnings and profits for federal income tax purposes determined as of the end of PeopleSoft's fiscal year ending December 31, 1998, the excess will generally be treated first as a tax-free return of capital to the extent of the stockholder's basis in the stockholder's PeopleSoft Common Stock, and after this basis is reduced to zero, as capital gain, which will be taxed in the manner discussed in the "Sale of Shares of Momentum Class A Common Stock" section below. PeopleSoft's management has advised that, based on the information currently available, PeopleSoft's accumulated earnings and profits at December 31, 1998 is expected to be such that the Taxable Amount will not exceed the PeopleSoft stockholder's allocable share of such earnings and profits.

        No later than February 1, 2000, PeopleSoft will issue to each holder of PeopleSoft Common Stock receiving shares of Momentum Class A Common Stock in the Distribution an IRS Form 1099-DIV reflecting the fair market value of the shares of Momentum Class A Common Stock (and any amount of cash received in lieu of fractional shares of Momentum Class A Common Stock) distributed to such holder, as well as any portion of the Taxable Amount exceeding such holder's allocable share of PeopleSoft's current and accumulated earnings and profits.

        To the extent that the Taxable Amount constitutes ordinary income, it will generally be subject to back-up withholding with respect to PeopleSoft stockholders who, before the Distribution, have not provided their correct taxpayer identification numbers to PeopleSoft on an IRS Form W-9 or a substitute therefor. Although this discussion does not generally address tax consequences of the Distribution to foreign holders of PeopleSoft Common Stock, such holders should note that distribution of the Taxable Amount (to the extent of such foreign holder's allocable share of PeopleSoft's current and accumulated earnings and profits) will generally be subject to U.S. withholding tax at the rate of 30%. This rate may be reduced by income tax treaties to which the United States is a party. Nonresident alien individuals, foreign corporations and other foreign holders of PeopleSoft Common Stock are urged to consult their own tax advisors regarding the availability of such reductions and the procedures for claiming them.

        For corporate holders of PeopleSoft Common Stock, the Taxable Amount (to the extent treated as ordinary income) will be eligible for a "dividends-received" deduction, subject to limitations and exclusions provided by the Code, if the Purchase Option is "significantly out of the money" for at least 46 days during the 90-day period beginning 45 days before the PeopleSoft Common Stock becomes ex-dividend with respect to the Distribution. However, for corporate holders of PeopleSoft Common Stock, the Taxable Amount will be subject to the Code's extraordinary dividend rules, which could reduce a corporate holder's basis in its PeopleSoft Common Stock by the amount of the deduction, if the Taxable Amount equals at least 10% of the holder's basis. Moreover, to the extent that the untaxed distribution exceeds the corporate holder's basis, gain will be recognized.

SALE OF SHARES OF MOMENTUM CLASS A COMMON STOCK

        Upon the sale of shares of Momentum Class A Common Stock, the PeopleSoft stockholder will have a capital gain or loss equal to the difference between the sale price and the stockholder's basis in the shares of Momentum Class A Common Stock sold. This gain or loss will be long-term capital gain or loss if the shares of Momentum Class A Common Stock have a holding period of more than one year on the sale date. The maximum stated federal income tax rate for long-term capital gain is 20% for noncorporate holders. In addition, the combination of the shares of Momentum Class A Common Stock and the Purchase Option may be deemed a "straddle," with the result that the holding period of shares of Momentum Class A Common Stock would not begin until such date as the Purchase Option is exercised or expires. There is presently no difference in federal income tax rates between ordinary income and capital gains of corporations. Limitations may apply to deduction of capital loss.

        A PeopleSoft stockholder's initial basis in shares of Momentum Class A Common Stock received in the Distribution will be the fair market value of those shares of Momentum Class A Common Stock at the time of the Distribution, which fair market value will be determined in the manner set forth under the caption "Taxability of the Distribution to Holders of PeopleSoft Common Stock" above.

EXERCISE OF PURCHASE OPTION

        If PeopleSoft exercises its Purchase Option, holders of shares of Momentum Class A Common Stock will have a capital gain or loss due to such exercise equal to the difference between (a) the cash (and any other deemed consideration) received and (b) the holder's basis in the shares of Momentum Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option will be long-term capital gain or loss if the shares of Momentum Class A Common Stock have been held for more than one year at the time of the closing of the exercise of the Purchase Option. However, the combination of the shares of Momentum Class A Common Stock and the Purchase Option may be deemed a "straddle," with the result that the holding period of shares of Momentum Class A Common Stock would not begin until such date as the Purchase Option is exercised and that capital gain or loss upon exercise of the Purchase Option would be short-term. Limitations may apply to deduction of capital loss.

EXPIRATION OF PURCHASE OPTION

        If the Purchase Option expires unexercised, each holder of shares of Momentum Class A Common Stock on the date it expires may have short-term capital gain in the amount of the fair market value of the portion of the Purchase Option covering the holder's shares of Momentum Class A Common Stock on the date of the Distribution; any such gain would increase the holder's basis in the shares of Momentum Class A Common Stock. PeopleSoft believes that the fair market value of the Purchase Option is not readily ascertainable. Each holder of shares of Momentum Class A Common Stock should consult his or her own tax adviser as to what amount, if any, should be reported as gain if the Purchase Option expires unexercised.

                          DESCRIPTION OF CAPITAL STOCK

        At the time of the Distribution, Momentum's authorized capital stock will consist of (i) 10,000,000 shares of Momentum Class A Common Stock, (ii) 1,000 shares of Momentum Class B Common Stock (together with Momentum Class A Common Stock, the "Momentum Common Stock"), and (iii) 2,000,000 shares of undesignated Preferred Stock.

        Holders of Momentum Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Available Funds may not be used to pay dividends. In the event of a liquidation, dissolution or winding up of Momentum, holders of Momentum Common Stock will be entitled to receive, pro rata, all remaining assets of Momentum available for distribution to stockholders.

        No preemptive rights, conversion rights or sinking fund provisions will be applicable to Momentum Class A Common Stock. Upon completion of this Distribution, all outstanding Momentum Class A Common Stock will be fully paid and nonassessable. The Momentum Class A Common Stock will be subject to the Purchase Option and certificates representing such shares and book-entry account statements will bear a legend to that effect. See "The Agreements and the Purchase Option--Purchase Option."

        No preemptive rights or sinking fund provisions will be applicable to the Momentum Class B Common Stock. Each share of the Momentum Class B Common Stock, all of which are held by PeopleSoft, will automatically convert into one share of Momentum Class A Common Stock upon such date as the Purchase Option expires.

        Until the expiration of the Purchase Option, PeopleSoft, as the sole holder of the Momentum Class B Common Stock, will be entitled to vote separately as a class with respect to any merger or liquidation of Momentum, the sale, lease, exchange, transfer or other disposition of any substantial asset of Momentum, and any amendments to the Certificate of Incorporation of Momentum that would alter the Purchase Option, Momentum's authorized capitalization, or the provisions of the Certificate of Incorporation governing Momentum's Board of Directors. Accordingly, PeopleSoft could preclude the holders of the Momentum Class A Common Stock from taking any of the foregoing actions during such period. Prior to exercise of the Purchase Option, the holder or holders of the Momentum Class B Common Stock, voting as a separate class, will be entitled to elect one director, and the holder or holders of the Momentum Class A Common Stock will be entitled to elect up to three directors. Upon exercise of the Purchase Option, PeopleSoft, as the sole holder of the Momentum Class B Common Stock, will have the right to elect all of the Momentum directors and to remove directors with or without cause. On all other matters, holders of the Momentum Class A Common Stock and Momentum Class B Common Stock will vote together as a single class. Holders of Momentum Common Stock will have one vote for each share of Momentum Common Stock held by them. Subject to compliance with securities laws, the Momentum Class B Common Stock is freely transferable.

        Only the Momentum Board of Directors, the Chairman of the Board or the President may call special meetings of the Momentum stockholders. The approval of the holder of the Momentum Class B Common Stock is required to amend the provisions of Momentum's Certificate of Incorporation and bylaws governing the number and classification of the Board of Directors and certain related matters. The provisions of Momentum's Certificate of Incorporation granting special voting rights to the holder or holders of the Momentum Class B Common Stock and eliminating the right of Momentum stockholders to call special meetings of stockholders or act by written consent may inhibit a change in control of Momentum.

        Momentum has authorized 2,000,000 shares of Preferred Stock. Shares of Preferred Stock may be issued without stockholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series without any vote or action by the stockholders. However, any Preferred Stock issued must be subject to the Purchase Option and the approval of the holders of a majority of the Momentum Class B Common Stock is required to create any series of Preferred Stock with powers, preferences or rights superior to or pari passu with the Momentum Class B Common Stock.


                     RECENT SALES OF UNREGISTERED SECURITIES

        In November 1998, Momentum sold 1,000 shares of its Common Stock to PeopleSoft for an aggregate cash purchase price of $1,000 in a transaction exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof. In connection with the Distribution made pursuant to this information statement, the 1,000 shares of Momentum Common Stock held by PeopleSoft will be converted into 1,000 shares of Momentum Class B Common Stock in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        As permitted by the Delaware General Corporation Law, both Momentum and PeopleSoft have included in their Certificates of Incorporation a provision to eliminate the personal liability of their directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of Momentum and PeopleSoft require the companies to (i) indemnify their officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and (ii) advance expenses to their officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Momentum and PeopleSoft have entered into indemnification agreements with their officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the companies, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Momentum and PeopleSoft believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        Momentum and PeopleSoft understand that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

                          TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Momentum Class A Common Stock is Boston EquiServe, L.P., 289 S. San Antonio Road, Suite 100, Los Altos, California 94022; telephone: (650) 947-3800.


                                 INDEX TO FINANCIAL STATEMENTS



Report of Ernst & Young LLP, Independent Auditors..........................................     F-2
Momentum Business Applications, Inc. Balance Sheet and Notes to Balance Sheet..............     F-3
Momentum Business Applications, Inc. Pro Forma Balance Sheet and Notes to Pro Forma Balance
       Sheet (unaudited)...................................................................     F-6

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


        We have audited the accompanying balance sheet of Momentum Business Applications, Inc. as of November 10, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Momentum Business Applications, Inc. as of November 10, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


San Jose, California
November 11, 1998

                      MOMENTUM BUSINESS APPLICATIONS, INC.

                                  BALANCE SHEET

                                NOVEMBER 10, 1998





                          ASSETS
Cash ..................................................  $1,000
                                                         ======

              STOCKHOLDERS' EQUITY (NOTE 3)

Common Stock, $0.001 par value, 1,000 shares
    authorized, 1,000 shares issued and outstanding ...  $    1
Additional paid-in capital ............................     999
                                                         ------
        Total stockholders' equity ....................  $1,000
                                                         ======


                      MOMENTUM BUSINESS APPLICATIONS, INC.

                             NOTES TO BALANCE SHEET


1.      Organization and Ownership

        Momentum Business Applications, Inc. (the "Company" or "Momentum") was incorporated on November 9, 1998, in the state of Delaware for the purposes of selecting and developing certain software applications and for commercializing such products, most likely through licensing to PeopleSoft, Inc.
("PeopleSoft").

        The Company has not yet commenced significant operations, and its only activity to date has been the initial funding provided by PeopleSoft, which owns all of the Company's outstanding Common Stock. Accordingly, no statement of operations or statement of cash flows is presented.

2.      Certain Transactions with PeopleSoft (unaudited)

        On November 10, 1998, the Board of Directors of Momentum authorized the Company to enter into certain agreements with PeopleSoft including a Development and License Agreement (the "Development Agreement"), a Services Agreement (the "Services Agreement") and a Marketing and Distribution Agreement (the "Marketing Agreement"). In addition, under the Company's Certificate of Incorporation, PeopleSoft will have an option, for a specified amount of time, to purchase all of the outstanding shares of the Momentum Class A Common Stock.

        Under the proposed terms of the Development Agreement, PeopleSoft will grant to Momentum, at no charge, a worldwide license to use its PeopleTools(R) rapid application development environment and architecture solely to develop products accepted for development under the Development Agreement.

        Under the proposed terms of the Development Agreement, Momentum will be required to spend all of the funds contributed by PeopleSoft for the development and acquisition of software products and related technologies under the Development Agreement and for related administrative expenses. Momentum is not expected to have staffing or facilities to perform under the Development Agreement on its own. Momentum is expected to spend most of these funds to pay PeopleSoft for the costs of these activities. PeopleSoft will charge Momentum 110% of PeopleSoft's fully-burdened costs of these services (salaries and benefits, plus overhead).

        Under the proposed terms of the Services Agreement, PeopleSoft will provide Momentum with administrative services, including accounting, finance, human resource and legal services for a set fee of $100,000.00 per quarter.

3.      Common Stock (unaudited)

        Prior to the Distribution contemplated by this information statement, the Company intends to restate its Certificate of Incorporation to provide for two classes of common stock, Class A Common Stock and Class B Common Stock. The common stockholders of PeopleSoft will receive one share of Momentum Class A Common Stock for each 50 shares of PeopleSoft common stock held on the record date. The shares of Momentum Common Stock held by PeopleSoft on the record date will be converted into 1,000 shares of Momentum Class B Common Stock. The holders of the Momentum Class B Common Stock will be entitled to vote separately as a class with respect to any merger or liquidation of Momentum, the sale, lease, exchange, transfer or other disposition of any substantial asset of Momentum, and any amendments to the Certificate of Incorporation of Momentum that would alter the Purchase Option, Momentum's authorized capitalization, or the provisions of the Certificate of Incorporation governing Momentum's Board of Directors. Accordingly, PeopleSoft could preclude the holders of the Momentum Class A Common Stock from taking any of the foregoing actions during such period. Prior to exercise of the Purchase Option, the holders of the Momentum Class B Common Stock, voting as a separate class, will be entitled to elect one director, and the holder or holders of the Momentum Class A Common Stock will be entitled to elect up to three directors. Upon exercise of the Purchase Option, PeopleSoft, as the sole holder of the Momentum Class B Common Stock, will have the right to elect all of the Momentum directors and to remove directors with or without cause. On all other matters, holders of the Momentum Class A Common Stock and Momentum Class B Common Stock will vote together as a single class. Holders of Momentum Common Stock will have one vote for each share of Momentum Common Stock held by them. Subject to compliance with securities laws, the Momentum Class B Common Stock is freely transferable.


4.      Preferred Stock (unaudited)

        Prior to the Distribution contemplated by this information statement, the Company intends to restate its Certificate of Incorporation to provide for 2,000,000 shares of Preferred Stock. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preference, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series.

                      MOMENTUM BUSINESS APPLICATIONS, INC.

                             PRO FORMA BALANCE SHEET

                                NOVEMBER 10, 1998
                                   (UNAUDITED)

        The following pro forma balance sheet should be read in conjunction with the audited balance sheet and notes of Momentum Business Applications, Inc. as of November 10, 1998. The pro forma balance sheet is presented to show the financial position of Momentum following the receipt of the remainder of $250,000,000 in cash contributed by PeopleSoft, the conversion of 1,000 shares of Momentum's Common Stock owned by PeopleSoft into 1,000 shares of Momentum's Class B Common Stock, and the issuance to PeopleSoft of shares of Momentum Class A Common Stock prior to the Distribution.

                                                ASSETS
                                                                                                          As Adjusted As
                                                                                      Pro Forma          of November 10,
                                                                    Unadjusted       Adjustments                1998
                                                                 -------------      -------------          -------------

Cash ..........................................................  $       1,000      $ 249,999,000(a)       $ 250,000,000
                                                                 =============      =============          =============

                                       STOCKHOLDERS' EQUITY

Common Stock, $0.001 par value, 1,000 shares authorized,
     1,000 shares issued and outstanding (none as adjusted) ...  $           1      $          (1)(b)      $          --
Class A Common Stock, $0.001 par value, 10,000,000
     shares authorized, 4,750,000 shares to be issued and
      outstanding as adjusted .................................             --              4,750 (c)              4,750
Class B Common Stock, $0.001 par value, 1,000 shares
      authorized, 1,000 shares to be issued and outstanding
      as adjusted .............................................             --                  1 (b)                  1
Preferred Stock, $0.001 par value, 2,000,000 shares
   authorized, no shares issued and outstanding ...............             --                 --                     --
Additional paid-in capital ....................................            999             (4,750)(c)        249,995,249
                                                                                      249,999,000 (a)
                                                                 -------------      -------------          -------------
     Total stockholders' equity ...............................  $       1,000      $ 249,999,000          $ 250,000,000
                                                                 =============      =============          =============

-------------

(a) To reflect the receipt of the remainder of the $250,000,000 contribution from PeopleSoft.

(b) To reflect the conversion of 1,000 shares of Momentum's Common Stock held by PeopleSoft into 1,000 shares of Momentum Class B Common Stock.

(c) To reflect the issuance of 4,750,000 shares of Momentum Class A Stock to PeopleSoft for distribution to its stockholders.

                                                                       EXHIBIT A

          OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



                           [Merrill Lynch Letterhead]

                                                              December ___, 1998


Board of Directors
PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, CA 94588

Gentlemen:

You have advised us that PeopleSoft, Inc. ("PeopleSoft") intends to distribute (the "Distribution") to its stockholders shares of Class A Common Stock (the "Momentum Shares") of Momentum Business Applications, Inc. ("Momentum"). The Distribution is described in detail in the information statement (the "Information Statement"), filed as part of a registration statement on Form 10, which is to be sent to PeopleSoft stockholders in connection with the Distribution. You have asked us for our opinion as to whether or not, from a financial point of view, the Distribution is fair to the stockholders of PeopleSoft. Each capitalized term used but not defined herein shall have the meaning ascribed thereto in the Information Statement.

In arriving at the opinion set forth below, we have, among other things:

- reviewed the Information Statement including the following items as presented or referred to therein: (i) the terms and conditions of the Distribution, (ii) the Marketing Agreement, (iii) the Development Agreement, (iv) the Services Agreement, (v) the Distribution Agreement and (vi) the Certificate of Incorporation of Momentum including the Purchase Option;

- conducted discussions with members of the senior management of PeopleSoft with respect to the businesses and prospects of PeopleSoft and Momentum and the strategic objectives of each;

- conducted discussions concerning the Distribution with other representatives and advisors of PeopleSoft, including its independent public accountants;

- reviewed the financial and other information concerning PeopleSoft (with and without Momentum) that was publicly available or furnished to us by PeopleSoft, including information provided during discussions with the senior management of PeopleSoft;

- reviewed historical trading prices and volume of the Common Stock of PeopleSoft (the "PeopleSoft Common Stock"); and

- reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available (including the information contained in the Information Statement), and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of PeopleSoft (with or without Momentum) or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of PeopleSoft. With respect to the financial forecast information furnished to or discussed with us by PeopleSoft, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of PeopleSoft's management as to the expected future financial performance of PeopleSoft and Momentum.

We have also assumed that: (i) the Distribution will occur as described in the Information Statement, and (ii) after the Distribution, Momentum will be accounted for as an entity independent of PeopleSoft.

Our opinion is necessarily based upon market, economic and other conditions, including but not limited to generally accepted accounting principles, as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It is further understood that this Opinion does not consider any future changes to such conditions that may occur following the date of this Opinion which may adversely affect PeopleSoft's ability to pursue its financial and strategic objectives. We note that trading in the PeopleSoft Common Stock and the Momentum Shares for a period following completion of the Distribution may be characterized by a redistribution of the shares of the PeopleSoft Common Stock and the Momentum Shares among existing PeopleSoft stockholders and other investors and, accordingly, during such period, the PeopleSoft Common Stock and the Momentum Shares may trade at prices below those at which they would trade on a fully distributed basis. We are not expressing any opinion herein as to the price at which the PeopleSoft Common Stock will actually trade after the announcement date of the Distribution or the price at which the Momentum Shares will actually trade after the Distribution. In addition, this opinion does not address the valuation or future performance of Momentum as an independent public company following the Distribution, nor does it address the adequacy of defensive measures included (A) in the Certificate of Incorporation (as amended or restated) or the Bylaws of Momentum with respect to
(i) the rights of the holders of Momentum Shares or (ii) the rights of PeopleSoft as holder of shares of the Class B Common Stock of Momentum, or (B) in the agreements between PeopleSoft and Momentum entered into in connection with the Distribution. We express no opinion as to whether the funds contributed by PeopleSoft to Momentum will be adequate to accomplish the objective of successfully developing the intended software products.

We are acting as financial advisor to PeopleSoft in connection with the Distribution and will receive a fee for our services, which fee is contingent upon the consummation of the Distribution. In addition, PeopleSoft has agreed to indemnify us for certain liabilities arising out of our engagement. We may continue to provide financial advisory or financing services to PeopleSoft and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade PeopleSoft common stock, and we may, in the future trade Momentum Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of PeopleSoft.

On the basis of and subject to the foregoing, as of the date hereof, it is our opinion that, from a financial point of view, the Distribution is fair to the stockholders of PeopleSoft. Our conclusions are based on information available to us as of the date of this letter.

Very truly yours,

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


    EXHIBIT
    NUMBER   DESCRIPTION
    ------   -----------
      3.1+   Certificate of Incorporation of Momentum

      3.2+   Bylaws of Momentum

      3.3++ Form of Restated Certificate of Incorporation of Momentum (to be effective prior to the Distribution)

     10.1++  Form of Development and License Agreement between PeopleSoft and
             Momentum

     10.2++ Form of Marketing and Distribution Agreement between PeopleSoft and Momentum

     10.3+   Form of Services Agreement between PeopleSoft and Momentum

     10.4++  Form of Distribution Agreement between PeopleSoft and Momentum

     10.5+   Form of Officers' and Directors' Indemnification Agreement

----------------------

+ Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-67363) filed with the Commission on November 25, 1998.

++      Previously filed.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Momentum Business Applications, Inc. has duly caused this Amendment No. 1 to this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California on December 28, 1998.

                                  MOMENTUM BUSINESS APPLICATIONS, INC.


                                  By:  /s/ ANEEL BHUSRI
                                       -----------------------------------------
                                       Aneel Bhusri,
                                       President

                                  EXHIBIT INDEX


 EXHIBIT
  NUMBER    DESCRIPTION

      3.1+  Certificate of Incorporation of Momentum

      3.2+  Bylaws of Momentum

      3.3++ Form of Restated Certificate of Incorporation of Momentum (to be effective prior to the Distribution)

     10.1++ Form of Development and License Agreement between PeopleSoft and
            Momentum

     10.2++ Form of Marketing and Distribution Agreement between PeopleSoft and
            Momentum

     10.3+  Form of Services Agreement between PeopleSoft and Momentum

     10.4++ Form of Distribution Agreement between PeopleSoft and Momentum

     10.5+  Form of Officers' and Directors' Indemnification Agreement

----------------------

+ Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-67363) filed November 25, 1998.

++   Previously filed.